As Filed with the Securities and Exchange Commission on March 12, 2003
Registration No. 333-102995

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ViroLogic, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	94-3234479
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

345 Oyster Point Blvd.

South San Francisco, California 94080
(650) 635-1100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William D. Young
Chief Executive Officer
ViroLogic, Inc.
345 Oyster Point Blvd.
South San Francisco, California 94080
(650) 635-1100
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)	Copy to: Frederick T. Muto Steven M. Przesmicki Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Title of Shares to be Registered	Registered(1)	Share(2)	Price(2)	Registration Fee

Common Stock, $.001 par value	25,185,051	$0.885	$22,288,770	$1,803.16

(1)	The registrant previously paid a registration fee of $1,209.15 on February 5th, 2003 to register 14,935,103 shares of common stock. The aggregate 40,120,154 shares being registered hereunder, together with the 13,194,480 shares registered on the registrant’s registration statement on Form S-3 filed on December 30, 2002 and declared effective by the Commission on January 15, 2003 (Commission File No. 333-102273), to which the combined prospectus filed as part of this registration statement relates, represent 2,608,695 outstanding shares of common stock and a number of shares of common stock equal to the registrant’s good faith estimate of the maximum number of shares that it may issue relative to the convertible preferred stock and the warrants described herein. Such estimate is based on the sum of each of the following assumed amounts: (A) 150% of the number of shares issuable upon full conversion of the convertible preferred stock (23,685,104 shares); plus (B) 12,612,118 shares, representing an estimation of five years of quarterly premium payments on each share of convertible preferred stock then outstanding, estimated as follows: $200 worth of common stock each calendar quarter (with the common stock valued at $0.89, which was the closing price of our stock on the Nasdaq National Market on March 7, 2003), provided, that, beginning on June 30, 2004, the value of the common stock to be issued will increase each quarter by an additional $25, up to a maximum of $350 (for a total per share five-year estimate of approximately 6,601 shares of common stock on each of the 1,910.6 shares of convertible preferred stock held by the selling security holders); plus (C) 150% of the number of shares issuable upon the exercise of warrants held by certain of the selling security holders (14,033,676 shares) plus (D) 375,000 shares issuable upon exercise of certain warrants held by two selling security holders. Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminable number of shares of Common Stock as may be issued from time to time upon conversion of the preferred stock or exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

(2)	Estimated in accordance with Rule 457(c) of the Securities Act solely for the purpose of computing the amount of the registration fee based on the average of the high and low prices of the registrant’s Common Stock as reported on the Nasdaq National Market on March 6, 2003.

      The prospectus filed as a part of this registration statement is a combined prospectus filed pursuant to Rule 429 of the Securities Act and related to securities registered pursuant to both this registration statement and the registration statement on Form S-3 (Commission File No. 333-102273) originally filed by the registrant on December 30, 2002 and declared effective by the Commission on January 15, 2003.

The information in this prospectus is not complete and may be changed. The security holders identified in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated March 12, 2003

PROSPECTUS

53,314,634 Shares

Common Stock

        This prospectus relates to the offer and sale, from time to time, of up to 53,314,634 shares of our common stock by the selling security holders listed in the section beginning on page 20 of this prospectus as follows:

•	2,608,695 shares that are issued and outstanding;

•	25,520,888 shares that are currently issuable upon the conversion of outstanding shares of preferred stock or the exercise of outstanding warrants; and,

•	25,185,051 shares that we estimate may be issued in connection with the preferred stock, either as premium payments on the preferred stock or as a result of price antidilution provisions included with the preferred stock.

      Pursuant to Rule 416 under the Securities Act of 1933, the shares offered by this prospectus shall be adjusted to cover any additional securities that may become issuable upon conversion of the convertible preferred stock and exercise of the warrants as a result of stock splits, stock dividends or similar transactions.

      As of February 28, 2003, we had approximately 28,316,707 shares of common stock outstanding. However, as of February 28, 2003 we also had reserved approximately an additional 39,141,240 shares of common stock for issuance upon conversion of our outstanding preferred stock and upon exercise of warrants issued in connection with sales of our preferred stock.

      For a description of the plan of distribution of the shares, see page 25 of this prospectus.

      Our common stock is currently traded on the Nasdaq National Market under the symbol “VLGC.” On March 7, 2003, the last reported sales price for our common stock was $0.89 per share.

Investment in our common stock involves a high degree of risk.

See “Risk Factors” beginning on page 4 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     .

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
USE OF PROCEEDS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

PROSPECTUS SUMMARY

      The following summary highlights information contained elsewhere in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about the company and this offering, the following summary may not contain all the information that may be important to you. You should read this entire prospectus carefully, including the risks of investing discussed under “Risk Factors” beginning on page 4, the financial statements and related notes, and the information to which we refer you and the information incorporated into this prospectus by reference, for a complete understanding of our business and this offering. References in this prospectus to “our company,” “we,” “our,” and “us” refer to ViroLogic, Inc. Reference to “selling security holders” refers to those stockholders listed herein under Selling Security Holders, who may sell shares from time to time as described in this prospectus.

ViroLogic, Inc.

      We are a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/ AIDS, hepatitis B and hepatitis C. Our products are used by physicians in selecting optimal treatments for their HIV patients and by industry, academia and government for clinical studies, drug screening/characterization and basic research.

      We currently market the following eight products:

•	PhenoSense HIV. This phenotypic test directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. It is used by physicians in patient testing and by our pharmaceutical customers in their research activities.

•	GeneSeq HIV. This genotypic test examines and evaluates the genetic sequences of a patient’s HIV. It is used by physicians in patient testing and by our pharmaceutical customers in their research activities.

•	PhenoSense GT. This product combines our PhenoSense HIV and GeneSeq HIV tests into one test on an integrated report to provide what we believe is the most comprehensive drug resistance information available to assist physicians in selecting optimal treatments for their HIV patients.

•	PhenoScreen. This phenotypic product provides high-throughput screening for potential clinical drug candidates for our pharmaceutical customers.

•	Replication Capacity HIV. This test measures viral fitness, which is a measure of a virus’ ability to reproduce and infect new cells. We currently offer this product free of charge when a pharmaceutical customer or physician orders one of the reports generated by our PhenoSense products. In the future we may offer this product on a stand-alone basis.

•	Vaccine Entry HIV. This entry assay is sold to pharmaceutical customers to aid in the development of HIV vaccines.

•	Entry Assay HIV. This test is an entry assay to measure HIV resistance to entry inhibitors. We intend to offer these tests to physicians for patient testing after pharmaceutical drugs become available for patient use. When this test becomes available for patient testing, it may be incorporated into one of our existing products or offered as a stand alone product.

•	GenSeq HBV. Like our GenSeq HIV product, this genotypic test examines and evaluates the genetic sequences of hepatitis B. We intend to offer these tests to physicians for patient testing after pharmaceutical drugs become available for patient use.

      We also are actively developing two additional products. Like our other tests, we anticipate that these tests will be used first by pharmaceutical companies in their drug development activities, and later by physicians for patient testing after drugs become available for patient use:

•	PhenoSense HBV. This is a phenotypic test directed toward hepatitis B.

•	PhenoSense HCV. This is a phenotypic test directed toward hepatitis C.

•	GenSeq HCV. This is a genotypic test directed toward hepatitis C.

      The continued development of these new products depends upon our being able to secure adequate funding. Historically, such funding has come from internal sources and outside sources such as grants from the National Institutes of Health. In the future, however, we plan to increasingly rely on grants or other outside support for research and development funding, and if we are unable to obtain such support the development of these products may be delayed or terminated. We are also collecting resistance test results and related clinical data in a database that we use to assist our pharmaceutical customers in drug marketing and drug development. This database may be made available to physicians for use in therapy guidance in the future.

      As of February 28, 2003, we had approximately 28,316,707 shares of common stock outstanding. However, as of February 28, 2003 we also had reserved approximately an additional 39,141,240 shares of common stock for issuance upon conversion of our outstanding preferred stock and upon exercise of warrants issued in connection with sales of our preferred stock. These additional shares represent more than 138% of the outstanding shares of our common stock at February 28, 2003, and are all issuable for an approximate effective price of $1.17 per share. This number of reserved shares can increase substantially upon the occurrence of several events, including if we issue shares of stock (with certain exceptions) for an effective price less than the conversion price of the preferred stock (currently $1.11 for the Series A Preferred Stock and $1.21 for the Series C Preferred Stock) or the exercise price of the warrants (currently $1.11). We also are required to issue shares of common stock for no additional consideration to the holders of our Series A Preferred Stock every six months, or earlier upon conversion, as “premium payments”. The “premium payment” with respect to each then outstanding share of Series A Preferred Stock is currently equal to 3% of the amount paid for it per six-month period, but will increase over time to a maximum premium rate of 7% per six-month period. Similarly, we can elect to make premium payments due every three months on our Series C Preferred Stock in shares of our common stock. The premium payment on each share of Series C Preferred Stock is currently equal to 2% of the amount paid for it per quarter, but will increase over time to a maximum of 3.5% per quarter.

      Holders of our preferred stock have the right, under certain circumstances, to require us to redeem for cash all of the preferred stock that they own. As of February 28, 2003, the aggregate redemption price of our shares of preferred stock was equal to approximately $30.2 million.

      We recognized revenue of $7.0 million for the fourth quarter of 2002 and revenue of $25.3 million for the full year 2002. However, we have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses. As of December 31, 2002, we had an accumulated deficit of approximately $100.8 million and $11.9 million of cash, restricted cash and short-term investments. Although we anticipate that our existing capital resources will enable us to maintain currently planned operations through December 31, 2003, we may need additional funding sooner than that.

      In November of 2002 we took several steps to enhance our financial position and streamline our business to focus on revenue-maximizing activities. These steps included:

•	A sale of 706 shares of our Series C Preferred Stock (currently convertible into approximately 5,834,710 shares of Common Stock) and Warrants to purchase an aggregate of 4,376,033 shares of our common stock for approximately $7 million.

•	A sale to an affiliate of Pfizer, Inc. of an aggregate of 2,608,695 shares of common stock for approximately $3 million.

•	The repurchase of all of our outstanding Series B Preferred Stock for short term secured convertible promissory notes. Following receipt of stockholder approval in February 2003, these notes were subsequently converted into shares of our Series C Preferred Stock.

•	A reduction in our workforce of approximately 17 percent, or about 35 employees. We also reduced our officers’ salaries and consolidated certain operations, including sales and marketing.

      Our common stock is currently quoted on the Nasdaq Stock Market, Inc.’s National Market. In order for our common stock to continue to be quoted on the National Market, we must satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price continue to trade above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements. As of February 28, 2003, our stock price had been trading below $1.00 for over one month and, on March 6, 2003, we received a letter from Nasdaq indicating that if we fail to regain compliance with the minimum trading price rule by June 6, 2003 we may receive a notice of delisting from the National Market. If we receive this notice, we will be required to pursue one of a number of alternatives, including an appeal process with Nasdaq, a possible reverse split of our common stock or a move to an alternative market (including possibly the Nasdaq SmallCap Market), which may be less efficient and less broad-based. In certain circumstances, if our common stock does not remain traded or listed on a recognized exchange or market (including the Nasdaq SmallCap Market), we may be required to redeem the outstanding shares of our Series A Preferred Stock at the option of the holders thereof. As of February 28, 2003, the aggregate redemption amount of the Series A Preferred was approximately $6.9 million.

      We were incorporated in Delaware in November 1995. Our principal executive offices are located at 345 Oyster Point Blvd., South San Francisco, CA 94080. Our telephone number is (650) 635-1100.

RISK FACTORS

      Investment in our shares involves a high degree of risk. In addition to the other information in this prospectus, you should carefully consider the risks described below, which we believe are the material risks we face, before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties, not presently known to us, or that we currently see as immaterial, may also harm our business. If any of these additional risks and uncertainties occurs, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our stockholders could experience substantial dilution as a result of the issuance of our preferred stock and the related warrants.

      As of February 28, 2003, we had approximately 28,316,707 shares of common stock outstanding. However, as of February 28, 2003, we also had outstanding the following shares of preferred stock and related warrants:

•	589 shares of Series A Preferred Stock, convertible into 5,306,306 shares of common stock (not including the conversion of accrued but unpaid premiums)

•	1,910.6 shares of Series C Preferred Stock, convertible into 15,790,066 shares of common stock

•	warrants issued to the purchasers of our preferred stock in connection with our preferred stock financings to purchase 18,044,868 shares of common stock

      Together, the common shares reserved for issuance upon conversion of the Series A Preferred Stock and Series C Preferred Stock, and upon exercise of the warrants referenced above, represent approximately 39,141,240 shares of common stock, or 138% of the outstanding shares of our common stock at February 28, 2003, all of which are issuable for an approximate effective price of $1.17 per share.

      The number of shares of common stock that we may be required to issue upon conversion of the Series A Preferred Stock, and exercise of the warrants granted to purchasers of our Series A Preferred Stock in connection with the issuance thereof, can increase substantially upon the occurrence of several events, including if:

•	We issue shares of stock (with certain exceptions) for an effective price less than the conversion price of the Series A Preferred Stock or the related warrants (each $1.11 as of March 7, 2003). This could be likely given that this sort of adjustment has already occurred, our stock price has been below $1.11, the historical volatility of our stock price and the recent volatility of stocks of companies in our industry and of the stock market in general

•	We fail to have sufficient shares of common stock reserved to satisfy conversions, exercises and other issuances

•	We fail to honor requests for conversion, or notify any holder of Series A Preferred Stock of our intention not to honor requests for conversion

•	We fail to issue shares upon exercise of the warrants

•	We fail to redeem any shares of Series A Preferred Stock when required

      We are also obligated to issue additional shares of common stock every six months to the holders of the Series A Preferred Stock as “premium payments”. As of March 7, 2003, these issuances equaled about 337 shares of common stock for every share of Series A Preferred Stock outstanding at the time the issuance is made. This number of shares will increase every six months, starting with the fourth such issuance (to be made in the second half of 2003), by about 112 shares of common stock for each share of Series A Preferred Stock, up to a maximum of about 786 shares of common stock for every share of Series A Preferred Stock. All of the previous share totals are based upon an assumed stock price of $0.89, which was the closing price of our stock on the Nasdaq National Market on March 7, 2003, but the actual number of shares will be based upon our stock price from time to time as of the payment dates. To date, we have issued 376,661 shares of common stock to holders of Series A Preferred Stock as premium payments on those shares. If the 589 shares of the Series A Preferred Stock outstanding as of February 28, 2003 remain outstanding for five years following such date, we will issue as premium payments an additional 4,064,719 shares of common stock (again based on an assumed stock price of $0.89) to holders of the Series A Preferred Stock, which is 14.35% of the shares of common stock outstanding as of February 28, 2003. We do not receive payment or other consideration for these issuances.

      We recently amended the Series C Certificate of Designation to (i) provide that any premium payments due thereunder may be paid in either cash or shares of common stock at our option, and (ii) include anti-dilution provisions substantially identical to those applicable with respect to our Series A Preferred Stock. As a result, the number of shares of common stock that we may be required to issue upon conversion of the Series C Preferred Stock will increase substantially in the event that we issue shares of stock for an effective price less than the then conversion price of the Series C Preferred Stock ($1.21 as of March 7, 2003). Also, as a result of the amendment, we may choose to issue shares of common stock without additional consideration as premium payments on the shares of Series C Preferred Stock. The premium payment due on each share of Series C Preferred Stock each quarter is currently equal to $200, but will increase beginning with the payment due on June 30, 2004 by $25 per share up to a maximum of $350 per share. If all 1,910.6 shares of Series C Preferred Stock outstanding as of February 28, 2003 remain outstanding for five years following such date, and we choose to pay all premium amounts due on those shares in common stock instead of cash, we will issue an additional 12,612,106 shares of common stock (again based on an assumed stock price of $0.89) to holders of the Series C Preferred Stock, which is 44.54% of the shares of common stock outstanding as of February 28, 2003. We do not receive payment or other consideration for these issuances.

      All of the foregoing issuances of common stock would be substantially dilutive to the outstanding shares of common stock, especially where, as described above, the shares of common stock are issued without additional consideration. We cannot predict whether or how many additional shares of our common stock will become issuable due to these provisions.

      Any dilution or potential dilution may cause our stockholders to sell their shares, which would contribute to a downward movement in the stock price of our common stock. This could prevent us from sustaining a per share price sufficient to enable us to maintain an active trading market on, or meet the continued listing requests of, the Nasdaq National Market. In addition, any downward pressure on the trading price of our common stock could encourage investors to engage in short sales, which could further contribute to a downward trend in the price of our common stock.

We may be obligated to redeem our Series A and Series C Preferred Stock at a premium to the purchase price.

      Holders of our Series A Preferred Stock and Series C Preferred Stock have the right, under certain circumstances, to require us to redeem for cash all of the preferred stock that they own. The redemption price for the Series A Preferred Stock is the greater of (i) 115% of the original purchase price plus 115% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A Preferred Stock are then convertible. The redemption price for the Series C Preferred Stock is the greater of (i) 120% of the original purchase price plus 120% of any accrued premium payment thereon and (ii) the aggregate fair market value of the shares of common stock into which such shares of Series C Preferred Stock are then convertible. As of February 28, 2003, there were 589 shares of Series A Preferred Stock and 1,910.6 shares of Series C Preferred Stock outstanding, with an aggregate redemption price equal to approximately $6.9 million and $23.3 million, respectively.

      The Series A Preferred Stock and Series C Preferred Stock are each redeemable by the holders of the respective series in any of the following situations:

•	If we fail to remove a restrictive legend on any certificate representing any common stock that was issued to any holder of such series upon conversion of their preferred stock or exercise of their warrant and that may be sold pursuant to an effective registration statement or an exemption from the registration requirements of the federal securities laws

•	If we fail to have sufficient shares of common stock reserved to satisfy conversions of the series

•	If we fail to honor requests for conversion, or if we notify any holder of such series of our intention not to honor future requests for conversion

•	If we institute voluntary bankruptcy or similar proceedings

•	If we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed

•	If we sell all or substantially all of our assets

•	If we merge, consolidate or engage in any other business combination (with some exceptions), provided that such transaction is required to be reported pursuant to Item 1 of Form 8-K

•	If we commit a material breach under, or otherwise materially violate the terms of, the transaction documents entered into in connection with the issuance of such series

      In addition to the situations already mentioned, the Series A Preferred Stock is redeemable by its holders in either of the following circumstances:

•	If the registration statements covering shares of Series A Preferred Stock cannot be used by the respective selling security holders for an aggregate of more than 30 days

•	If our common stock is not tradable on the NYSE, the AMEX, the Nasdaq National Market or the Nasdaq SmallCap market for an aggregate of twenty trading days in any nine month period. In order for our Common Stock to continue to be quoted on the National Market, we must satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price continues to trade above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements to maintain a listing on the Nasdaq National Market. For example, in November 2002, we received a letter from Nasdaq indicating that we were not then in compliance with the requirement to have stockholders’ equity of at least $10 million. In response to the letter, we submitted to Nasdaq a plan to regain compliance with this requirement, which involved increasing the number of shares of common stock authorized in our Certificate of Incorporation and converting our Series B Preferred Stock to Series C Preferred Stock. On February 4, 2003, the last step of this plan was completed, and we believe that we currently meet this requirement. However, as of February 28, 2003, our stock price had been trading below $1.00 for over one month and, on March 6, 2003, we received a letter from Nasdaq indicating that if we fail to regain compliance with the minimum trading price rule by June 4, 2003 we may receive a notice of delisting from the National Market. If we receive this notice, we will be required to pursue one of a number of alternatives, including an appeal process with Nasdaq, a possible reverse split of our Common Stock or a move to an alternative market (including possibly the Nasdaq SmallCap Market), which may be less efficient and less broad-based.

•	If 35% or more of our voting power is held by any one person, entity or group

•	If we fail to pay any indebtedness in excess of $350,000 when due, or if there is any event of default under any agreement that is likely to have a material adverse effect on us

•	Upon the institution of involuntary bankruptcy proceedings

      In addition, the Series C Preferred Stock is redeemable by its holders if, on or prior to November 19, 2004, the two year anniversary of the initial issuance of the Series C Preferred Stock, we issue equity, equity-linked securities, or debt which is convertible into equity, other than (i) upon the exercise of warrants, options or convertible securities issued and outstanding as of the issuance of the Series C Preferred Stock, (ii) upon the grant or exercise of stock options under any stock option plan, (iii) upon issuance or conversion of the Series C Preferred Stock or exercise of the warrants issued in connection with the Series C Preferred Stock, (iv) the issuance of securities in connection with strategic business partnerships, (v) pursuant to an equipment financing from a financial or lending institution and (vi) common stock issued as premium payments on Series A Preferred Stock or Series C Preferred Stock.

      Upon the occurrence of any of the events described above, individual holders of the relevant series of preferred stock (or both series in those cases where the right of redemption is triggered for both the Series A Preferred Stock and the Series C Preferred Stock) would have the option, while such event continues, to require us to purchase some or all of the then outstanding shares of Series A Preferred Stock and/or Series C Preferred Stock, as applicable, held by such holder. If we receive any notice of redemption, we are required to immediately (no later than one business day following such receipt) deliver a written notice to all holders of the same series of preferred stock stating the date when we received the redemption notice and the amount of preferred stock covered by the notice.

      Redemption of the Series A Preferred Stock or Series C Preferred Stock in any event described above would require us to expend a significant amount of cash that would substantially exceed the proceeds that we received in the private placement, and could exceed our total available cash and cash equivalents and our ability to make such payments or raise additional capital. In addition, if holders of Series C Preferred Stock were to exercise their rights to have redeemed a material number of their shares as a result of any of the events described above, and such a redemption were to have a material adverse effect on the Company, all holders of our Series A Preferred Stock may be able to redeem their shares as well, further endangering our financial position.

If we need to raise additional capital our stockholders could experience substantial additional dilution. If such financing is not available on commercially reasonable terms, we may have to significantly curtail our operations or sell significant assets and may be unable to continue as a going concern.

      We anticipate that our existing capital resources will enable us to maintain currently planned operations through December 31, 2003. However, we may need additional funding sooner than that. To the extent operating and capital resources are insufficient to meet future requirements, we will have to raise additional funds to continue the development and commercialization of our technologies. Our inability to raise capital would seriously harm our business and product development efforts. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. However, we cannot guarantee that additional financing, in any form, will be available at all, or on terms acceptable to us. Our ability to raise additional capital also may be dependent upon our common stock being quoted on the Nasdaq Stock Market. We cannot guarantee that we will be able to satisfy the criteria for continued listing on the Nasdaq Stock Market or any other market. If we sell equity or convertible debt securities to raise additional funds, our existing shareholders may incur substantial dilution and any shares so issued will likely have rights, preferences and privileges superior to the rights, preferences and privileges of our outstanding common and preferred stock. In the event financing is not available in the time frame required, we will be forced to reduce our operating expenses, curtail sales and marketing activities, reschedule research and development projects or delay, scale back or eliminate some or all of our activities. Further, we might be required to sell certain of our assets or obtain funds through arrangements with third parties that require us to relinquish rights to certain of our technologies or products that we would seek to develop or commercialize ourselves. These actions, while necessary for the continuance of operations during a time of cash constraints and a shortage of working capital, could make it difficult or impossible to implement our long-term business plans or and may effect our ability to continue as a going concern.

We expect to incur future operating losses and may not achieve profitability as soon as expected, which may cause our stock price to fall.

      We have experienced significant operating losses each year since our inception and expect to incur substantial additional operating losses. We experienced net losses applicable to common stockholders of approximately $33.3 million, $28.8 million and $38.9 million in 2002, 2001 and 2000, respectively. As of December 31, 2002, we had an accumulated deficit of approximately $100.8 million. We expect to continue to incur substantial operating losses primarily as a result of expected increases in expenses for:

•	Expanding patient sample processing capabilities

•	Research and product development costs

•	Sales and marketing activities

•	Additional clinical laboratory and research space and other necessary facilities

•	General and administrative costs

      If our history of operating losses continues, our stock price may fall and you may lose part or all of your investment.

Our testing products may not achieve market acceptance, which could limit our future revenue.

      Our ability to establish phenotypic resistance testing as the standard of care to guide and improve the treatment of viral diseases will depend on physicians’ and clinicians’ acceptance and use of phenotypic resistance testing. Phenotypic resistance testing is still relatively new. We cannot predict the extent to which physicians and clinicians will accept and use phenotypic resistance testing. They may prefer competing technologies and products such as genotypic testing. The commercial success of phenotypic resistance testing will require demonstrations of its advantages and potential economic value in relation to the current standard of care, as well as to genotypic testing. We have introduced two products using our proprietary PhenoSense technology, PhenoSense HIV and PhenoSense GT, which we began actively marketing in November 1999 and November 2001, respectively. We are still in the early stages of development of new products applying our PhenoSense technology to other viral diseases. If PhenoSense HIV or PhenoSense GT is not accepted in the marketplace, our ability to sell other PhenoSense products would be undermined. Market acceptance will depend on:

•	Our marketing efforts and continued ability to demonstrate the utility of PhenoSense in guiding anti-viral drug therapy, for example, through the results of retrospective and prospective clinical studies

•	Our ability to demonstrate the advantages and potential economic value of our PhenoSense testing products over current treatment methods and other resistance tests

      If the market does not accept phenotypic resistance testing, or our PhenoSense products in particular, our ability to generate revenue will be limited.

Our revenues will be diminished if government and third-party payors limit the amounts that they will reimburse for our current products, or do not authorize reimbursement for our planned products.

      Government and third-party payors, which reimburse patients and healthcare providers for medical expenses, are attempting to contain or reduce the costs of healthcare and are challenging the prices charged for medical products and services. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare products. This could in the future limit the price that we can charge for our products. This could also hurt our ability to generate revenues. Significant uncertainty exists as to the reimbursement status of new medical products like the products we are currently developing, particularly if these products fail to show demonstrable value in clinical studies. Currently, nearly all public and a majority of private payors have approved the reimbursement of our existing products. However, the majority of our payors are currently reimbursing our products at varying levels from 70% to 100% of our list prices. If government and other third-party payors do not provide adequate coverage and reimbursement for our planned testing products, our revenues will be reduced.

Billing complexities associated with health care payors may result in increased bad debt expense, which could impair our cash flow and limit our ability to reach profitability.

      Billing for laboratory services is complex. Laboratories must bill various payors, such as patients, insurance companies, Medicare, Medicaid, doctors and employer groups, all of whom have different requirements. Billing difficulties often result in bad debt expense which impairs cash flow and ultimately reduces profitability. Most of the bad debt expense is the result of several noncredit related issues, primarily missing or incorrect billing information on requisitions. We perform the requested tests and report test results regardless of incorrect or missing billing information. We subsequently attempt to obtain any missing information and rectify incorrect billing information received from the healthcare provider. Missing or incorrect information on requisitions slows the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable. Among many other factors complicating billing are:

•	Pricing differences between our fee schedules and those of the payors

•	Disputes between payors as to which party is responsible for payment

•	Disparity in coverage among various payors

•	Difficulties of adherence to specific compliance requirements and procedures mandated by various payors

      Ultimately, if all issues are not resolved in a timely manner, the related receivables are charged to the allowance for doubtful accounts.

If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

      We currently have 18 sales people and limited marketing resources. In order to commercialize our products effectively and to expand into additional markets, we must effectively utilize our sales and marketing capabilities or arrange with a third party to perform these services. We are currently taking steps in this direction, but we may not be able to do this successfully. If we enter into co-promotion or other marketing arrangements, our share of product revenues is likely to be lower than if we directly marketed and sold our products through our own sales force. If we fail to effectively commercialize our products our revenue will be reduced.

We may experience unexpected material costs resulting from our reduction in force.

      In November 2002, we implemented a restructuring plan to reduce the rate of our cash consumption and better align our operating structure with current and expected future economic conditions. The restructuring plan included an immediate reduction in force by approximately 17 percent, or about 35 employees, to 176 employees, with reductions occurring in all functional areas. We also reduced officers salaries and consolidated certain operations, including sales and marketing. We recorded a charge of approximately $0.3 million in the fourth quarter of 2002 associated with these actions. The reduction in force could result in a temporary reduction in productivity by our employees, and could effect our ability to attract and maintain qualified personnel in the future. In addition, we have received correspondence from former employees terminated pursuant to the reduction in force who threaten to bring claims against us that stem from their termination. We do not have employee practices liability insurance to cover any potential claims by employees terminated in the reduction of force.

We have limited experience processing patient samples for our resistance tests and may encounter problems or delays in processing tests, or in expanding our automated testing systems, which could result in lost revenue.

      In 2002, we processed approximately 28,000 tests. In order to meet future projected demand for our products and fully utilize our current clinical laboratory facilities, we estimate that we will have to approximately double the volume of patient samples that we process. We are also continuing to develop our quality-control procedures and to establish more consistency with respect to test turnaround so that results are delivered in a timely manner. Thus, we need to develop and implement additional automated systems to perform our tests. We also need to, and may not be able to, develop or purchase more sophisticated software to support the automated tests, analyze the data generated by our tests, and report the results. Further, as we attempt to scale up our processing of patient samples, processing or quality control problems may arise. If we are unable to consistently process patient samples on a timely basis because of these or other factors, or if we encounter problems with our automated processes, our revenues will be limited. We have experienced periods during which our test results were delayed, which in turn delayed delivery of results to our customers. While we take steps to minimize the likelihood of delays, future delays may nevertheless occur.

We face intense competition, and if our competitors’ existing products or new products are more effective than our products, the commercial opportunity for our products will be reduced or eliminated.

      The commercial opportunity for our products will be reduced or eliminated if our competitors develop and market new testing products that are superior to, or are less expensive than, our phenotypic and/or genotypic resistance testing products we develop using our proprietary technology. The biotechnology industry evolves at a rapid pace and is highly competitive. Our major competitors include manufacturers and distributors of phenotypic drug resistance technology, such as Tibotec-Virco (division of Johnson & Johnson) and Specialty Laboratory. We also compete with makers of genotypic tests such as Applied Biosystems Group, Visible Genetics Inc. (division of Bayer Diagnostics) and laboratories performing genotypic testing as well as other genotypic testing referred to as virtual phenotyping. Each of these competitors is attempting to establish its test as the standard of care. Tibotec-Virco’s (division of Johnson & Johnson) phenotypic test and genotypic tests have been commercially available for a longer time than has PhenoSense HIV or GeneSeq HIV. Genotypic tests are cheaper and generally faster than phenotypic resistance tests. Our competitors may successfully develop and market other testing products that are either superior to those that we may develop or that are marketed prior to marketing of our testing products. Some of our competitors have substantially greater financial resources and research and development staffs than we do. In addition, some of our competitors have significantly greater experience in developing products, and in obtaining the necessary regulatory approvals of products and processing and marketing products.

We derive a significant portion of our revenues from a small number of customers and our revenues may decline significantly if any major customer cancels or delays a purchase of our products.

      Our revenues to date and for the foreseeable future consist largely of sales of our PhenoSense products. Sales to our largest customer, Quest Laboratories, accounted for approximately 10% of our total revenues in 2002. Unless and until we diversify and expand our customer base, our future success will significantly depend upon the timing and size of future purchases from Quest Laboratories and our other large customers.

      It is likely that we will continue to have significant customer concentration. Our customers are not typically required to purchase tests from us under long-term contracts, and may stop ordering tests from us at any time. The loss of any major customer, a slowdown in the pace of increasing physician and physician group sales as a percentage of sales, or the delay of significant orders from any significant customer, even if only temporary, could have a significant negative impact on our revenues and our ability to fund operations from revenues, generate cash from operations or achieve profitability.

Various testing materials that we use are purchased from single qualified suppliers, which could result in our inability to secure sufficient materials to conduct our business.

      We purchase some of the testing materials used in our laboratory operations from single qualified suppliers. Although these materials could be purchased from other suppliers, we would need to qualify the suppliers prior to using their materials in our commercial operations. Although we believe we have ample inventory stock to allow validation of another source, in the event of a material interruption of these supplies, the quantity of our stock may not be adequate. Any extended interruption, delay or decreased availability of the supply of these materials could prevent us from running our business as contemplated and result in our failure to meet our customers’ demands. If significant customer relationships were harmed by our failing to meet customer demands, our revenues may decrease. We might also face significant additional expenses if we are forced to find alternate sources of supplies, or change materials we use. Such expenses could make it more difficult for us to attain profitability, offer our tests at competitive prices and continue our business as currently conducted or at all.

We are dependent on a license for technology we use in our resistance testing, and our business would suffer if the license was terminated.

      We license technology that we use in our PhenoSense and GeneSeq tests from Roche Molecular Systems, Inc. We hold a non-exclusive license for the life of the patent term of the last licensed Roche patent. Currently, the last to expire of the licensed Roche patents expires, and the license will therefore no longer be necessary in order for us to conduct our business, in 2005. However, if additional patents are identified that would be necessary or useful for our operations, such patents could be added to the license at our option, which may extend the term of the license. We believe that many of our competitors, including Tibotec-Virco (division of Johnson & Johnson) and other resistance testing companies, also license this technology on non-exclusive terms. Roche has the right to terminate this license if we fail to pay royalties, make a semi-annual royalty report or participate in proficiency testing, all of which we are currently doing. The license allows us to use technology covered by the licensed Roche patents within a broad field that includes all of our currently planned products. If we were to expand our product line beyond the licensed field, however, we would need to negotiate an expansion of the license. If the license were to be terminated by Roche, we would have to change a portion of our testing methodology, which would halt our testing, at least temporarily, and cause us to incur substantial additional expenses.

The intellectual property underlying our technology and trade secrets may not be adequate, allowing third parties to use our technology or similar technologies, and thus reducing our ability to compete in the market.

      The strength of our intellectual property protection is uncertain. In particular, we cannot be sure that:

•	we were the first to invent the technologies covered by our patent or pending patent applications

•	we were the first to file patent applications for these inventions

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies

•	any of our pending patent applications will result in issued patents

•	any patents issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties.

      We currently have nine issued patents and five allowed patent applications. We also have pending applications for seventy-three additional patents, and have licensed 7 patents (including those covered by the Roche license discussed above). These patents cover a broad range of technology applicable across our entire current and planned product line. Other companies may have patents or patent applications relating to products or processes similar to, competitive with or otherwise related to our products. Patent law relating to the scope of claims in the technology fields in which we operate, including biotechnology and information technology, is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any lawsuits regarding the enforcement of patent rights or that, if successful, we will be awarded commercially valuable remedies. In addition, it is possible that we will not have the required resources to pursue offensive litigation or to otherwise protect our patent rights. We also rely on unpatented trade secrets to protect our proprietary technology. Other companies may independently develop or otherwise acquire equivalent technology or gain access to our proprietary technology.

Our products could infringe on the intellectual property rights of others, which may cause us to engage in costly litigation and, if we are not successful defending any such litigation or we cannot obtain necessary licenses, could cause us to pay substantial damages and prohibit us from selling our products.

      Companies in our industry typically receive a higher than average number of claims and threatened claims of infringement of intellectual property rights. Third parties have from time to time threatened to assert infringement or other intellectual property claims against us based on their patents or other intellectual property rights. To date, we believe that such threatened claims have been immaterial and without merit, and we have not had to incur and do not expect to incur significant costs to defend against or settle such threatened claims. However, in the future we may have to pay substantial damages, possibly including treble damages, for infringement if it is ultimately determined that our products infringe a third party’s patents. Further, we may be prohibited from selling our products before we obtain a license, which, if available at all, may require us to pay substantial royalties. Even if infringement claims against us are without merit, defending a lawsuit takes significant time, may be expensive and may divert management attention from other business concerns.

If we do not successfully introduce new products using our technology, we may not achieve profitability.

      We may not be able to develop and market new resistance testing products for HIV and other serious diseases, including hepatitis B and hepatitis C. Demand for these products will depend in part on the development by others of additional anti-viral drugs to fight these diseases. Physicians will likely use our resistance tests to determine which drug is best for a particular patient only if there are multiple drug treatment options. Several anti-viral drugs currently are in development but we cannot assure you that they will be approved for marketing, or if these drugs are approved that there will be a need for our resistance tests. If we are unable to develop and market resistance test products for other viral diseases, or if an insufficient number of anti-viral drug products are approved for marketing, we may not achieve profitability.

Our business operations and the operation of our clinical laboratory facility are subject to stringent regulations and if we are unable to comply with them, we may be prohibited from accepting patient samples or may incur additional expense to attain and maintain compliance.

      The operation of our clinical laboratory facility is subject to a stringent level of regulation under the Clinical Laboratory Improvement Amendments of 1988. Laboratories must meet various requirements, including requirements relating to quality assurance, quality control and personnel standards. Our laboratory is also subject to regulation by the state of California and various other states. We have received accreditation by the College of American Pathologists and therefore are subject to their requirements and evaluation. Our failure to comply with applicable requirements could result in various penalties, including loss of certification or accreditation, and we may be prevented from conducting our business as we do now or as we may wish to in the future.

The FDA may impose medical device regulatory requirements on our tests, including possibly premarket approval requirements, which could be expensive and time-consuming and could prevent us from marketing these tests.

      In the past, the FDA has not required that genotypic or phenotypic testing conducted at a clinical laboratory be subject to premarketing clearance or approval, although the FDA has stated that it believes its jurisdiction extends to tests generated in a clinical laboratory. We received a letter from the FDA in September 2001 that asserted such jurisdiction over in-house tests like ours, but which also stated the FDA is not currently requiring premarket approval for HIV monitoring tests such as ours provided that the promotional claims for such tests are limited to its analytical capabilities and do not mention the benefit of making treatment decisions on the basis of test results. The FDA letter also asserted that our GeneSeq test is misbranded if test reports do not include a statement disclosing that the test has not been cleared or approved by the FDA. We now utilize in-house primers in our products. The FDA has indicated in discussions that the focus of the letter was our genotypic tests and not our phenotypic tests, but there is no certainty its focus will remain narrow.

      We have had several discussions with the FDA related to its positions set forth in the letter. We do not at this point believe the FDA will require us to take steps that materially affect our business or financial performance, but we cannot guarantee this will remain the case.

      We cannot be sure that the FDA will accept the steps we take, or that the FDA will not require us to alter our promotional claims or undertake the expensive and time-consuming process of seeking premarket approval with clinical data demonstrating the sensitivity and specificity of our tests. If premarket approval is required, we cannot be sure that we will be able to obtain it in a timely fashion or at all; and in such event the FDA would have authority to require us to cease marketing tests until such approval is granted.

      In general, we cannot predict the extent of future FDA regulation of our business. We might be subject in the future to greater regulation, or different regulations, that could have a material effect on our finances and operations. If we fail to comply with existing or additional FDA regulations, it could cause us to incur civil or criminal fines and penalties, increase our expenses, prevent us from increasing revenues, or hinder our ability to conduct our business.

If we do not comply with laws and regulations governing the confidentiality of medical information, we may lose the state licensure we need to operate our business, and may be subject to civil, criminal or other penalties. Compliance with such laws and regulations could be expensive.

      The Health Insurance Portability and Accountability Act of 1996, or HIPAA, includes the following provisions:

•	Transactions and Code Sets: Covered entities must adopt a standardized format for all electronic claims processing maintained by a health plan, health care provider or health care data clearinghouse. The compliance date for this provision was October 16, 2002. However, Congress approved a twelve-month extension for covered entities wishing to file a formal compliance extension plan. We have filed a formal compliance extension plan due to vendor supplied code not being available until the first quarter of 2003.

•	Privacy: Covered entities must provide for standardized protections for certain types of health-related information and its receipt, delivery and storage and establish a formal privacy program and designate a privacy officer. The compliance date for this provision is April 14, 2003.

      Our HIPAA project plans have two phases: 1) assessment of current systems, applications, processes and procedure testing and validation for HIPAA compliance; and 2) remediation of affected systems, applications, processes and procedure testing and validation for HIPAA compliance.

      We have begun the assessment phase of the Transactions and Code Sets provision. Remediation is currently in progress and we expect to meet the October 2003 extension date. We believe that this project will add new functionality to existing systems and plan to capitalize these expenditures as incurred.

      We have completed the assessment phase of the Privacy provision and have initiated remediation. We expect to meet the April 2003 required date.

      In addition to the HIPAA provisions described above, which have not yet been implemented, there are a number of state laws regarding the confidentiality of medical information, some of which apply to clinical laboratories. These laws vary widely, and new laws in this area are pending, but they most commonly restrict the use and disclosure of medical information without patient consent. Penalties for violation of these laws include sanctions against a laboratory’s state licensure, as well as civil and/or criminal penalties. Because laboratory orders and reports fall within the scope of HIPAA, the costs of HIPAA compliance will impact us and others in the clinical laboratory industry. Compliance with the HIPAA rules could require us to spend substantial sums, which could negatively impact our profitability. At this time, we cannot assess the total financial or other impact of the HIPAA regulations on us.

Our information and other internal systems may not work effectively and as a result we may not be able to process orders, record transactions and meet our reporting obligations, which in turn could affect our ability to run our business efficiently or profitably.

      We have installed several information systems, including enterprise resource and laboratory information systems. If our information and internal systems do not work effectively, we may experience delays or failures in our operations. These delays or failures could adversely impact the promptness and accuracy of our transaction processing, financial accounting and reporting and ability to properly forecast earnings and cash requirements. Our current and planned systems, transaction processing, procedures and controls may not be adequate to support future operations. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational and financial systems, transaction processing, procedures and controls.

We may be unable to build brand loyalty because our trademarks and trade names may not be protected.

      Our registered or unregistered trademarks or trade names such as the name PhenoSense, PhenoSense GT, PhenoScreen and GeneSeq may be challenged, canceled, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build brand loyalty. Brand recognition is critical to our short-term and long-term marketing strategies especially as we commercialize future enhancements to our products.

Clinicians or patients using our products or services may sue us and our insurance may not sufficiently cover all claims brought against us which will increase our expenses.

      Clinicians, patients and others may at times seek damages from us if drugs are incorrectly prescribed for a patient based on testing errors or similar claims. Although we have obtained liability insurance coverage, we cannot guarantee that liability insurance will continue to be available to us on acceptable terms or that our coverage will be sufficient to protect us against all claims that may be brought against us. We may incur significant legal defense expenses in connection with a liability claim, even one without merit or for which we have coverage.

Our lack of operating experience may cause us difficulty in managing our growth and attracting and retaining skilled personnel, which could hinder our commercial efforts and impair our ability to compete.

      We have been operating since 1995, and began processing patient samples and selling products commercially in 1999. If our management is unable to manage our growth effectively, it is possible that our systems and our facilities may become inadequate. Our success also depends on our continued ability to attract and retain highly qualified management and scientific personnel. Competition for personnel is intense. We believe stock options are a critical component of motivating and retaining our key employees. As we mature as a public company, stock options may be less attractive to potential candidates for our management and scientific positions, and, therefore, it may be more difficult to fill those positions. With the exception of Bill Young, our CEO, we do not have employment agreements with any of our employees, and we do not maintain “key man” insurance for any employee. If any of our key employees were to leave, we may incur significant costs searching for a replacement. If we cannot successfully attract and retain qualified personnel, our research and development efforts could be hindered and our ability to run our business effectively and compete with others in our industry will be harmed. Although in the recent past, we have not experienced significant difficulty attracting and retaining key employees, there can be no assurance that we will not encounter difficulty in the future. We are not aware that any key employee has plans to retire or leave in the near future.

We may be subject to litigation, which would be time consuming and divert our resources and the attention of our management.

      We have received correspondence from former employees terminated pursuant to the reduction in force who threaten to bring claims against us that stem from their termination. In addition, we may in the future be subject to other claims and may have to spend significant additional resources and time responding to such claims. Even if we are eventually successful in our defense of any such claim, the time and money spent may prevent us from operating our business effectively or profitably or may distract our management.

Preliminary investigations by the U.S. Attorney’s Office and the Securities and Exchange Commission may be expensive and divert the time and attention of our management.

      Allegations of improper conduct concerning our 2001 and 2002 public revenue guidance were raised by one of our former employees, and similar allegations have been made in internet chat room postings, email and anonymous letter communications. Because these unsubstantiated allegations were repeated in communications to governmental agencies, they have necessarily precipitated preliminary investigations by the U.S. Attorney’s Office, Northern District of California, and the Securities and Exchange Commission. Although we are cooperating fully with these investigations, these preliminary investigations may continue for a prolonged period and may not be concluded in the manner we expect. If these preliminary investigations are prolonged, or are not concluded in the manner we expect, we could incur substantial additional costs and our management’s attention and resources could be increasingly diverted, which generally may prevent management from focusing on the operation of our business and therefore delay our ability to operate profitably.

Our operating results may fluctuate from quarter to quarter, making it likely that, in some future quarter or quarters, we will fail to meet estimates of operating results or financial performance, causing our stock price to fall.

      If revenue declines in a quarter, our losses will likely increase or our earnings will likely decline because many of our expenses are relatively fixed. Though our revenues may fluctuate significantly as we continue to build the market for our products, expenses such as research and development, sales and marketing and general and administrative are not affected directly by variations in revenue. In addition, our cost of product revenue could also fluctuate significantly due to variations in the demand for our product and the relatively fixed costs to produce it. We cannot accurately predict how volatile our future operating results will be because our past and present operating results, which reflect moderate sales activity, are not indicative of what we might expect in the future. As a result it is very difficult for us to forecast our revenues accurately. It is likely that in some future quarter or quarters, our operating results will be below the expectations of securities analysts or investors, as they have been in the past. In this event, the market price of our common stock may fall abruptly and significantly. Because our revenue and operating results are difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance.

If a natural disaster strikes our clinical laboratory facility, we would be unable to receive and or process our customers’ samples for a substantial amount of time and we would lose revenue.

      We rely on a single clinical laboratory facility to process patient samples for our tests, which are received via delivery service or mail, and have no alternative facilities. We will also use this facility for conducting other tests we develop, and even if we move into different or additional facilities they will likely be in close proximity to our current clinical laboratory. Our clinical laboratory and some pieces of processing equipment are difficult to replace and could require substantial replacement lead-time. Our processing facility may be affected by natural disasters such as earthquakes and floods. Earthquakes are of particular significance since our clinical laboratory is located in South San Francisco, California, an earthquake-prone area. Our laboratory and equipment are insured up to $15.3 million against loss or damage in the event of a fire but not in the event of a flood or an earthquake. We also have business interuption insurance that provides coverage up to $25 million for business losses related to fire. Our insurance coverage may not be adequate to cover total losses incurred in a fire. However, even if covered by insurance, in the event our existing clinical laboratory facility or equipment is affected by natural disasters, we would be unable to process patient samples and meet customer demands or sales projections. If our patient sample processing operations were curtailed or ceased, we would not be able to perform our tests, which would reduce our revenues, and may cause us to lose the trust of our customers or market share.

Terrorist acts and acts of war may seriously harm our business and financial condition.

      Terrorists acts or acts of war (wherever located around the world) may cause damage or disruption to our company, its employees, facilities, partners, suppliers, distributors and resellers, and customers, which could significantly impact our revenues, costs and expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 and the potential for future attacks have created many economic and political uncertainties, some of which may materially harm our business and results of operations in ways that cannot presently be predicted. In addition, as our headquarters and our significant patient populations are located in major metropolitan areas of the United States, we may be impacted by actions against United States. Depending on severity and location, such acts could impact our ability to receive shipments of patient samples or result in a substantial reduction in the number of ordered tests due to the inability of patients to get to their physicians. We will be predominantly uninsured for losses and interruptions caused by terrorist acts and acts of war.

Concentration of ownership among some of our stockholders may prevent other stockholders from influencing significant corporate decisions.

      At February 12, 2003, close to 38% of our common stock was beneficially held by a small number of stockholders including our directors, entities affiliated with our directors and former directors, and our executive officers. In addition, our Series A Preferred Stock and Series C Preferred Stock, described elsewhere, are held by a small number of stockholders, some of whom also own shares of our common stock. Consequently, a small number of our stockholders may be able to substantially influence our management and affairs. If acting together, they would be able to influence most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change in our control at a premium price if these stockholders oppose it. There are also certain approval rights of the Series A Preferred Stock and Series C Preferred Stock, and the few holders of those shares could prevent certain important corporate actions by not approving those actions.

Our stock price may be volatile, and our stock could decline in value.

      The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. Our stock price has fluctuated widely since we became a publicly traded company, from a high of $26.75 in July 2000 to a low of $0.72 in September 2002. The following factors, in addition to other risk factors described in this section, may have a significant negative impact on the market price of our common stock:

•	Period-to-period fluctuations in financial results

•	Litigation

•	Announcements of technological innovations or new commercial products by our competitors

•	Results from clinical studies

•	Developments concerning proprietary rights, including patents

•	Publicity regarding actual or potential medical results relating to products under development by our competitors

•	Regulatory developments in the United States and foreign countries

•	Changes in payor reimbursement policies

•	Economic and other external factors or other disaster or crisis

      In addition, should the market price of our common stock fall below $1.00 per share for an extended period and/or our stockholders’ equity falls below $10 million, we risk having our shares delisted from the Nasdaq National Market, which may have a negative effect on our business and our stockholders’ liquidity and may trigger the redemption of our Series A Preferred Stock. These risks are discussed in greater detail in the sections captioned “We may be obligated to redeem our Series A and Series C Preferred Stock at a premium to the purchase price” and “If we fail to meet Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq National Market.”

If we fail to meet Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq National Market.

      In order for our Common Stock to continue to be quoted on the National Market, we must satisfy various listing maintenance standards established by Nasdaq, including, among other things, a requirement that we have stockholders’ equity of at least $10 million and that our stock price continue to trade above $1.00 per share. We have had, and may continue to have, challenges meeting these requirements to maintain a listing on the Nasdaq National Market, For example, in November 2002, we received a letter from Nasdaq indicating that we were not then in compliance with this requirement. In response to the letter, we submitted to Nasdaq a plan to regain compliance with this requirement, which involved increasing the number of shares of common stock authorized in our Certificate of Incorporation and converting our Series B Preferred Stock to Series C Preferred Stock. On February 4, 2003, the last step of this plan was completed, and we believe that we currently meet this requirement. However, if our stockholders’ equity is later reduced below $10 million as a result of operating losses or for other reasons, we will fail to meet Nasdaq’s stockholder equity requirement. If that occurs, or if we are unable to demonstrate to Nasdaq’s satisfaction that we will be able to sustain compliance with this requirement, Nasdaq may delist our common stock from trading on the Nasdaq National Market.

      Similarly, as of February 28, 2003, our stock price had been trading below $1.00 for over one month and, on March 6, 2003, we received a letter from Nasdaq indicating that if we fail to regain compliance with the minimum trading price rule by June 4, 2003 we may receive a notice of delisting from the National Market. If we receive this notice, we will be required to pursue one of a number of alternatives, including an appeal process with Nasdaq, a possible reverse split of our Common Stock or a move to an alternative market (including possibly the Nasdaq SmallCap Market), which may be less efficient and less broad-based. As a result, if we were to be delisted from the National Market we may have a harder time accessing capital markets for additional funding, and our stockholders may experience reduced liquidity. In addition, if at any time we are not listed on the National Market, the SmallCap Market, the American Stock Exchange or the New York Stock Exchange, our outstanding shares of Series A Preferred Stock are subject to redemption, which could drain our financial resources and make it difficult or impossible to continue as a going concern.

We may be required to obtain the consent of the holders of our preferred stock before taking corporate actions, which could harm our business.

      Our charter documents require us to obtain the consent of the holders of the Series A and Series C Preferred Stock, each voting as a separate series, before we may issue securities that have senior or equal rights to the respective series, or if we incur unsecured indebtedness for borrowed money, or take other actions with respect to the respective series or other securities. We are also required to obtain the consent of the holders of the Series A and Series C Preferred Stock, again each voting as a separate series, before we amend or modify our certificate of incorporation or bylaws to change any of the rights of such series. To obtain these consents, we would need to get consent from holders of a majority of the outstanding shares of the Series A and Series C Preferred Stock.

      These obligations, and our complicated capitalization structure in general, might frustrate attempts to remove our board or management by making it difficult to find suitable replacements willing to engage.

Moreover, these obligations may deter a potential acquirer from completing a transaction with us. They may also prevent us from taking corporate actions that would be beneficial to our stockholders and us, such as raising capital. Even if we are not prevented from taking such actions, they might be more expensive to us. This was the case with our financing in March 2002, when we issued our Series B Preferred Stock, because we had to grant additional warrants to holders of Series A Preferred Stock as consideration in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock. This was also the case in our financing in November 2002, when we issued our Series C Preferred Stock, because we had to agree to exchange the shares of Series B Preferred Stock for notes that were convertible into Series C Preferred Stock, and to exchange the warrants associated with shares of Series B Preferred Stock for new warrants as consideration to secure the consent and waiver of the Series B Preferred Stock holders concerning the financing and the resulting impact on their respective preferred stock.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants and upon the conversion of the Series A and Series C Preferred Stock, the market price of our common stock may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Sales of a substantial number of shares could occur at any time. This may decrease the price of our common stock and may impair our ability to raise capital in the future.

Provisions of our charter documents and Delaware law may make it difficult for our stockholders to replace our management and may inhibit a takeover, either of which could limit the price investors might be willing to pay in the future for our common stock.

      Provisions in our certificate of incorporation and bylaws may make it difficult for our stockholders to replace or remove our current management, and may delay or prevent an acquisition or merger in which we are not the surviving company. In particular:

•	our Board of Directors is classified into three classes, with only one of the three classes elected each year, so that it would take at least two years to replace a majority of our directors

•	our bylaws contain advance notice provisions that limit the business that may be brought at an annual meeting and place procedural restrictions on the ability to nominate directors

•	our stockholders are not permitted to call special meetings or act by written consent

      The Series A Preferred Stock and Series C Preferred Stock also have voting rights relating to many types of transactions, such as the creation or issuance of senior or pari passu equity or debt securities and the payment of dividends or distributions, and are subject to redemption at the option of the holder upon certain mergers, consolidations or other business combinations. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions could discourage changes of our management and acquisitions or other changes in our control and otherwise limit the price that investors might be willing to pay in the future for our common stock.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the financial statements and the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “management believes,” “we believe,” “we intend” and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties, which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. The key factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to:

•	our inability to obtain additional funding as necessary;

•	our failure to meet Nasdaq listing requirements;

•	the market’s failure to accept our resistance testing products;

•	the effectiveness of our competition’s existing products and new products; and

•	the risks associated with our dependence on patents and propriety rights.

      Because the risk factors referred to above, as well as the risk factors beginning on page 4 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SELLING SECURITY HOLDERS

Background

      Pursuant to a securities purchase agreement dated November 14, 2002 among us and certain of the selling security holders, we issued and sold, for an aggregate purchase price of $7,060,000:

•	706 shares of Series C Preferred Stock, initially convertible into 5,834,710 shares of our common stock (the conversion price is initially $1.21 per share, but is subject to adjustment); and

•	warrants to purchase an aggregate of 4,376,034 shares of our common stock at an initial exercise price of $1.11 per share, subject to adjustment, which warrants are exercisable at the election of the selling security holder beginning on May 20, 2003.

      Pursuant to an exchange agreement dated November 14, 2002 among us and the selling security holders, following stockholder approval in February 2003 we issued 1,204.6 shares of Series C Preferred Stock, convertible into 9,955,356 shares of common stock (the conversion price is initially $1.21 per share, but is subject to adjustment), upon conversion of certain outstanding convertible promissory notes. We also issued warrants to purchase an aggregate of 4,979,747 of our common stock at an initial exercise price of $1.11 per share, subject to adjustment, which warrants are exercisable at the election of the selling security holder beginning February 4, 2003, in exchange for certain warrants to purchase 2,203,953 shares of common stock.

      Pursuant to a registration rights agreement, we agreed to prepare and file with the SEC registration statements covering the resale of the shares of our common stock issuable upon conversion of the Series C Preferred Stock, and issuable upon exercise of these warrants.

      In addition, 2,608,695 shares of outstanding common stock held by Pfizer Ireland Pharmaceuticals (“Pfizer”) are being registered herein pursuant to a stock purchase agreement between us and Pfizer dated November 14, 2002.

      We are also registering an additional 375,041 shares issuable upon exercise of warrants held by certain of the selling security holders (with an exercise price of $1.11 per share) pursuant to registration rights set forth in each such warrant agreement.

Table

      The table below presents information regarding the selling security holders and the shares that they may offer and sell from time to time under this prospectus. We calculated the number of shares that the selling security holders may offer pursuant to this prospectus as follows:

•	23,685,104 shares of common stock, representing 150% of the common stock currently issuable upon conversion of the 1910.6 shares of Series C Preferred Stock held by selling security holders as of March 7, 2003. We have registered more shares of common stock than the number of shares of common stock currently underlying the Series C Preferred Stock in order to allow for additional shares that may become issuable as a result of antidilution or penalty provisions of the Series C Preferred Stock. These shares are allocated pro rata among the individual holders of Series C Preferred Stock.

•	12,612,118 shares of common stock, representing five years of quarterly premium payments for all shares of Series C Preferred Stock outstanding as of March 7, 2003, estimated as follows: $200 per share in each quarter from March 31, 2003 through March 31, 2004. Beginning with the payment due on June 30, 2004 the payment is increased by $25 per share each quarter up to a maximum of maximum of $350 per share. If all 1,910.6 shares of Series C Preferred Stock outstanding as of March 7, 2003 remain outstanding for five years following such date, and we choose to pay all premium amounts due those shares in common stock instead of cash, we will issue an additional 12,612,118 shares of common stock for no additional consideration, or 6,601 shares per share of Series C Preferred Stock. All of the foregoing numbers assume a stock price of $0.89, which was the closing price of the stock on March 7, 2003. These shares are allocated pro rata among the individual holders of Series C Preferred Stock.

•	14,033,676 shares of common stock, representing 150% of the common stock issuable upon exercise of warrants granted in connection with the issuance of Series C Preferred Stock held by selling security holders as of March 7, 2003. These shares are allocated pro rata among the individual holders of Series C Preferred Stock.

•	2,608,695 shares of outstanding common stock held by Pfizer Ireland Pharmaceuticals.

•	375,041 shares issuable upon exercise of warrants held by certain of the selling security holders.

      The total number of shares allocated to holders of Series C Preferred Stock represents what we believe is a reasonable estimate of the number of shares that may be issuable due to the antidilution and other provisions of the Series C Preferred Stock and related warrants.

      This table is prepared based on information supplied to us by the listed selling security holders. The term “selling security holders” includes the security holders listed below and their transferees, pledgees, donees or other successors. The table assumes that the selling security holders sell all of the shares offered under this prospectus. However, because the selling security holders may offer from time to time all or some of their shares under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the selling security holders or that will be held by the selling security holders after completion of the sales. Information concerning the selling security holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required.

      The applicable percentages of ownership shown in the table below are based on an aggregate of 28,316,707 shares of our common stock issued and outstanding on February 28, 2003. This number does not include 21,096,375 shares of common stock issuable upon conversion of outstanding Series A Preferred Stock and Series C Preferred Stock.

      The number of shares shown in the column entitled “Shares Beneficially Owned Prior to the Offering” is determined under rules promulgated by the SEC. No holder of preferred stock or warrants issued in connection with the preferred stock financings is entitled to convert any shares of preferred stock into, or exercise any such warrants for, common stock, or dispose of any shares of preferred stock or any portion of any such warrants if it would result in the holder or any of its affiliates together beneficially owning more than (a) 4.99% of the outstanding shares of common stock or (b) 19.99% of the outstanding shares of common stock, in the case of shares held by Biotech Target N.V. Therefore, while included in the number of shares offered in the table below, shares which the selling security holder is prevented from acquiring as a result of these provisions are not shown as beneficially owned. Similarly, shares of common stock acquirable upon exercise of warrants that are not exercisable within 60 days of February 28, 2003 because of time-based restrictions on exercise are included in the shares being offered, but not considered to be beneficially owned pursuant to the rules promulgated by the SEC. As a result, the number of shares that each selling security holder may sell pursuant to this prospectus may exceed the number of shares such holder beneficially owned prior to the offering, as determined pursuant to the rules promulgated by the SEC.

      In order to sell the maximum number of shares allowable pursuant to the prospectus, a selling security holder that is prevented from acquiring shares of common stock as a result of the limitations described above, would have to first sell shares of common stock and then convert or exercise their Series C Preferred Stock or warrants, respectively, for additional shares of common stock. Such sales of common stock, conversions of preferred stock and exercises of warrants can take place at any time and in any amount, so long as the limitations described above are never exceeded. The number of shares shown in the column entitled “Shares Held or Acquirable Prior to Offering (No Limitations)” in the table below represents all shares such selling security holders could acquire in this manner, without regard to the stockholding or other limitations described in the paragraph above.

		Shares Beneficially
		Owned Prior to			Shares Beneficially
	Shares Held or	Offering			Owned After Offering
	Acquirable Prior	(With Limitations)		Number of	(With Limitations)
	to Offering			Shares Being
Security Holders	(No Limitations)	Number	Percent	Offered	Number	Percent

DMG Legacy International Ltd.(1)	5,014,737	709,030	2.50%	8,602,918	665,034	2.04%
DMG Legacy Institutional Fund LLC(2)	5,006,779	681,605	2.40%	8,652,650	637,609	1.95%
DMG Legacy Fund LLC(3)	850,019	112,556	*	1,563,768	68,560	*
SDS Merchant Fund, LP(4)	8,251,573	1,487,216	4.99%	13,480,830	1,569,158	4.29%
JALAA Equities, LP(5)	747,997	747,997	2.57%	1,521,563	0	0
Biotech Target NV(6)	6,796,775	6,174,065	19.99%	6,086,431	3,804,709	12.08%
Xmark Fund, L.P.(7)	604,289	522,781	1.81%	1,185,678	10,244	*
Xmark Fund, Ltd.(8)	1,554,243	1,325,834	4.48%	3,042,338	29,156	*
William J. Piedemonte(9)	165,774	165,774	*	152,099	91,000	*
City of Milford Pension & Retirement Fund(10)	692,197	692,197	2.39%	1,217,364	93,750	*
Public Employee Retirement System of Idaho(11)	1,373,590	1,373,590	4.76%	1,065,075	850,000	2.95%
City of Stamford Firemen’s Pension Fund(12)	348,827	348,827	1.22%	426,068	139,375	*
Morgan Trust Co. of the Bahamas Ltd. as Trustee U/A/D 11/30/93(13)	234,052	234,052	*	273,969	99,375	*
Mary Estabil(14)	14,954	14,954	*	30,420	0	0
Robert K. Winters(15)	14,954	14,954	*	30,420	0	0
Harris Toibb(16)	1,446,281	826,446	2.84%	2,829,535	0	0
Meehan Foundation(17)	72,314	41,322	*	141,477	0	0
Pfizer Ireland Pharmaceuticals(18)	2,608,695	2,608,695	9.21%	2,608,695	0	0
Leerink Swann and Company(19)	175,041	0	0	175,041	0	0
UBS Warburg(20)	200,000	0	0	200,000	0	0
James F. Cleary(21)	18,462	12,264	*	28,295	4,000	*

*	less than 1%

(1)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 314.85 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 5,981,461 shares, and 2,621,457 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. DMG Advisors LLC, the investment advisor of DMG Legacy International Ltd., exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy International Ltd. is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy International Ltd.

(2)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 317.96 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 6,040,545 shares, and 2,612,105 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. DMG Advisors LLC, the investment advisor of DMG Legacy Institutional Fund, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Institutional Fund is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Institutional Fund.

(3)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 59.32 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 1,126,950 shares, and 436,818 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. DMG Advisors LLC, the investment advisor of DMG Legacy Fund LLC, exercises dispositive and voting power with respect to the shares of common stock that DMG Legacy Fund LLC is offering in this prospectus. Mr. Thomas McAuley is the managing member and chief investment officer of DMG Advisors LLC and Mr. McAuley disclaims beneficial ownership of the shares of our common stock owned by DMG Legacy Fund LLC.

(4)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 523.73 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 9,949,725 shares, and 3,531,105 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, LP, exercises dispositive and voting power with respect to the shares of common stock that SDS Merchant Fund, LP is offering in this prospectus. Mr. Steve Derby is the managing member of SDS Capital Partners, LLC. Mr. Derby disclaims beneficial ownership of the shares of our common stock owned by SDS Merchant Fund, LP.

(5)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 60.53 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 1,149,938 shares, and 371,625 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(6)	Includes 3,605,004 shares held by Biotech Growth N.V., an affiliate of Biotech Target N.V., and 199,705 shares that Biotech Growth N.V. may acquire by exercising warrants. The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 242.13 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 4,599,941 shares, and 1,486,490 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(7)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 44.63 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 847,873 shares, and 337,805 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. Brown Simpson Asset Management, LLC, the Investment Manager of Xmark Fund, L.P., exercises dispositive and voting power with respect to the shares of common stock that Xmark Fund, L.P. is offering in this prospectus. Mitchell D. Kaye is the managing member of Brown Simpson Asset Management, LLC and Mr. Kaye disclaims beneficial ownership of the shares of our common stock owned by Xmark Fund, L.P.

(8)	The number of shares being offered consists of 150% of number of shares of common stock issuable upon conversion of 114.33 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 2,172,020 shares, and 870,318 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of warrants. Brown Simpson Asset Management, LLC, the Investment Manager of Xmark Fund, Ltd. exercises dispositive and voting power with respect to the shares of common stock that Xmark Fund, Ltd. is offering in this prospectus. Mitchell D. Kaye is the managing member of Brown Simpson Asset Management, LLC and Mr. Kaye disclaims beneficial ownership of the shares of our common stock owned by Xmark Fund, Ltd.

(9)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 6.05 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 114,936 shares, and 37,163 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(10)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 48.43 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 920,064 shares, and 297,300 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(11)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 42.37 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 804,937 shares, and 260,138 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(12)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 16.95 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 322,013 shares, and 104,055 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(13)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 10.90 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 207,076, and 66,893 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(14)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 1.21 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 22,987 shares, and 7,433 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(15)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 1.21 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 22,987 shares, and 7,433 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(16)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 100 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 1,899,782 shares, and 929,753 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(17)	The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 5 shares of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 94,989 shares, and 46,488 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

(18)	Consists of shares issued pursuant to a stock purchase agreement, the closing of which occurred on November 18, 2002.

(19)	The selling security holder is a registered broker-dealer and as a result, is deemed to be an underwriter under roles promulgated by the SEC. The securities registered consist of shares of common stock issuable upon exercise of a warrant issued to the selling security holder pursuant to a written agreement as consideration for services rendered.

(20)	The selling security holder is a registered broker-dealer and as a result, is deemed to be an underwriter under roles promulgated by the SEC. The securities registered consist of shares of common stock issuable upon exercise of a warrant issued to the selling security holder pursuant to a written agreement as consideration for services rendered.

(21)	Includes 4,000 shares beneficially owned by the selling security holder in addition to the shares being offered. The number of shares being offered consists of 150% of the number of shares of common stock issuable upon conversion of 1 share of Series C Preferred Stock, plus five years of premium payments thereon, for a total of 18,998 shares, and 9,297 shares of common stock, representing 150% of the shares of common stock issuable upon exercise of a warrant.

PLAN OF DISTRIBUTION

      The shares may be sold or distributed from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered in this prospectus. The shares will be offered on the Nasdaq National Market System or in privately negotiated transactions. The selling security holders may sell the shares registered here in one or more of the following methods:

•	cross trades or block trades in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by such broker or dealer for its own account pursuant to this prospectus;

•	“at the market” to or through market makers or into an existing market for the shares;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or

•	any combination of the foregoing, or by any other legally available means.

      The selling security holders may also enter into option or other transactions with brokers or dealers that require the delivery by these brokers or dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. In addition, a selling security holder may pledge its shares to brokers or dealers or other financial institutions. Upon a default by a selling security holder, the brokers, dealers or financial institutions may offer and sell the pledged shares.

      Underwriters, dealers and agents that participate in the distribution of shares may be deemed to be underwriters and any discounts or commissions received by them from the selling security holders and any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. At such time that the selling security holders elects to make an offer of shares, a prospectus supplement, if required, will be distributed that will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling security holders and any other required information.

      Under agreements which may be entered into by the selling security holders, underwriters who participate in the distribution of shares may be entitled to indemnification by the selling security holders against certain liabilities, including liabilities under the Securities Act. We have also agreed to indemnify, in certain circumstances, the selling security holders and certain control and other persons related to the foregoing persons against certain liabilities, including liabilities under the Securities Act. The selling security holders have agreed to indemnify us in certain circumstances, as well as certain related persons, against certain liabilities, including liabilities under the Securities Act.

      Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us in the ordinary course of business.

      The selling security holders are not obligated to, and there is no assurance that the selling security holders will, sell any or all of the shares.

      We will pay all reasonable costs and expenses incurred by us or the selling security holders in connection with the registration of the shares under the Securities Act, including, all registration and filing fees and our legal fees and accounting fees and legal fees of one counsel selected by the selling security holders.

      We agreed with the selling security holders to keep the registration statement effective until the shares being offered by this prospectus may be sold without registration or restriction pursuant to Rule 144(k) promulgated under the Securities Act, or, if earlier, until the distribution contemplated in this prospectus has been completed.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the shares by the security holders. All proceeds from the sale of the shares will be for the accounts of the security holders.

LEGAL MATTERS

      Cooley Godward LLP, 4401 Eastgate Mall, San Diego, California 92121 will pass upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

      The financial statements of ViroLogic, Inc. at December 31, 2000 and 2001, and for each of the three years in the period ended December 31, 2001, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy the documents we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC’s website at http://www.sec.gov. Reports, proxy and information statements and other information concerning us may be inspected at The Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our file number under the Securities Exchange Act of 1934 is 000-30369.

      We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the termination of the offering:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2001;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002;

•	our Current Report on Form 8-K filed with the SEC on March 26, 2002;

•	our Current Report on Form 8-K filed with the SEC on November 25, 2002;

•	our Current Report on Form 8-K filed with the SEC on February 12, 2003;

•	our Current Report on Form 8-K filed with the SEC on February 13, 2003;

•	the description of our common stock in our Registration Statement on Form 8-A filed pursuant to Section 12(g) of the Exchange Act, filed on April 17, 2000, including any amendments or reports filed for the purpose of updating this description; and

•	All the filings pursuant to the Securities Exchange Act of 1934 after the date of filing of the original registration statement and prior to the effectiveness of the registration statement.

      The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address or phone number:

Secretary
ViroLogic, Inc.
345 Oyster Point Blvd.
South San Francisco, CA 94080
Telephone: (650) 635-1100

      The following financial statements supercede the financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which has been incorporated by reference elsewhere into this prospectus.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

ViroLogic, Inc.

      We have audited the accompanying balance sheets of ViroLogic, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated February 7, 2002, except for Notes 6 and 8 as to which the date was March 26, 2002, the Company, as discussed in Note 8, has issued Series C convertible preferred stock, repurchased Series B redeemable convertible preferred stock and issued convertible promissory notes that could adversely affect the Company’s current results of operations and liquidity. Note 1 under the heading “Management’s Plans” describes management’s plans to address this issue.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ViroLogic, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ERNST & YOUNG LLP

Palo Alto, California

February 7, 2002, except for Note 6
as to which the date is March 26, 2002,
and Note 1 under the heading “Management’s Plans”
and Note 8 as to which the date is
November 19, 2002

VIROLOGIC, INC.

BALANCE SHEETS

(In thousands, except share data)

	December 31,

	2001	2000

ASSETS
Current assets:
Cash and cash equivalents	$1,399	$12,623
Short-term investments	7,563	11,171
Accounts receivable, net of allowance for doubtful accounts of $588 and $175 in 2001 and 2000, respectively	4,562	2,404
Prepaid expenses	1,464	663
Tenant improvement reimbursement	1,286	—
Inventory	956	449
Restricted cash	100	1,050
Other current assets	385	489

Total current assets	17,715	28,849
Property and equipment, net	18,381	13,234
Restricted cash	900	979
Other assets	855	585

Total assets	$37,851	$43,647

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,304	$1,865
Accrued compensation	2,036	1,305
Accrued liabilities	2,386	2,678
Advance from subtenant	1,300	—
Deferred revenue	314	116
Current portion of capital lease obligations	977	398
Current portion of loans payable	890	1,390

Total current liabilities	10,207	7,752
Long-term portion of capital lease obligations	1,341	945
Long-term portion of loans payable	174	1,019
Long-term deferred rent	455	288
Long-term advance from subtenant	975	—
Redeemable convertible preferred stock, $0.001 par value, 1,523 shares authorized, issued and outstanding at December 31, 2001; none authorized, issued or outstanding at December 31, 2000	11,228	—
Commitments
Stockholders’ equity:
Preferred stock, $0.001 par value, 4,998,477 and 5,000,000 shares authorized at December 31, 2001 and 2000, respectively; none issued and outstanding at December 31, 2001 and 2000, respectively	—	—
Common stock, $0.001 par value, 60,000,000 shares authorized; 20,650,012 and 19,870,491 shares issued and outstanding at December 31, 2001 and 2000, respectively	21	20
Additional paid-in capital	93,226	88,772
Notes receivable from officers and employees	—	(31)
Accumulated other comprehensive income	94	178
Deferred compensation	(875)	(2,495)
Accumulated deficit	(78,995)	(52,801)

Total stockholders’ equity	13,471	33,643

Total liabilities and stockholders’ equity	$37,851	$43,647

See accompanying notes.

VIROLOGIC, INC.

STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,

	2001	2000	1999

Revenue:
Product revenue	$17,815	$7,466	$1,069
NIH grant revenue	458	—	—

Total revenue	18,273	7,466	1,069
Operating costs and expenses:
Cost of product revenue	11,845	5,457	627
Research and development	11,693	10,080	9,588
General and administrative	11,376	10,841	6,804
Sales and marketing	10,336	5,890	1,196

Total operating costs and expenses	45,250	32,268	18,215

Operating loss	(26,977)	(24,802)	(17,146)
Interest income	1,143	1,868	249
Interest expense	(466)	(262)	(243)
Other income	106	—	—

Net loss	(26,194)	(23,196)	(17,140)
Deemed dividend to preferred stockholders	(2,269)	(15,700)	(3,100)
Preferred stock dividend	(334)	—	—

Net loss applicable to common stockholders	$(28,797)	$(38,896)	$(20,240)

Basic and diluted net loss per common share	$(1.43)	$(2.62)	$(4.24)

Weighted average shares used in computing basic and diluted net loss per common share	20,072	14,852	4,772

See accompanying notes.

VIROLOGIC, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

	Convertible		Common			Notes	Accumulated
	Preferred Stock		Stock		Additional	Receivable	Other			Total
					Paid-in	from Officers	Comprehensive	Deferred	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	& Employees	Income	Compensation	Deficit	Equity

Balance as of December 31, 1998	3,935	$4	4,810	$5	$21,381	$(95)	$—	$—	$(12,465)	$8,830
Exercise of stock options, net of repurchases	—	—	25	—	44	—	—	—	—	44
Issuance of Series C convertible preferred stock	5,814	6	—	—	10,729	—	—	—	—	10,735
Issuance of common stock	—	—	112	—	1,087	—	—	—	—	1,087
Stock award to officer	—	—	150	—	555	—	—	—	—	555
Repayment of note receivable	—	—	—	—	—	16	—	—	—	16
Forgiveness of note receivable	—	—	—	—	—	33	—	—	—	33
Deferred compensation	—	—	—	—	4,968	—	—	(4,968)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	490	—	490
Stock-based compensation related to consultant options	—	—	—	—	48	—	—	—	—	48
Net loss	—	—	—	—	—	—	—	—	(17,140)	(17,140)
Deemed dividend to preferred stockholders	—	—	—	—	(3,100)	—	—	—	—	(3,100)
	—	—	—	—	3,100	—	—	—	—	3,100

Balance as of December 31, 1999	9,749	10	5,097	5	38,812	(46)	—	(4,478)	(29,605)	4,698
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(23,196)	(23,196)
Net unrealized gain on securities available-for-sale	—	—	—	—	—	—	178	—	—	178

Comprehensive loss	—	—	—	—	—	—	—	—	—	(23,018)
Issuance of Series C preferred stock, net of issuance costs	8,462	8	—	—	15,626	—	—	—	—	15,634
Conversion of Series B and C preferred stock to common	(18,211)	(18)	9,588	10	8	—	—	—	—	—
Issuance of common stock upon initial public offering net of issuance costs	—	—	5,000	5	31,240	—	—	—	—	31,245
Exercise of warrants	—	—	13	—	24	—	—	—	—	24
Issuance of warrants to lender	—	—	—	—	318	—	—	—	—	318
Repayment of note receivable	—	—	—	—	—	9	—	—	—	9
Forgiveness of note receivable	—	—	—	—	—	6	—	—	—	6
Deferred compensation	—	—	—	—	1,577	—	—	(1,577)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	3,560	—	3,560
Issuance of common stock under 401K Plan	—	—	16	—	150	—	—	—	—	150
Exercise of employee and nonemployee stock options	—	—	88	—	274	—	—	—	—	274
Stock-based compensation related to consultant options	—	—	—	—	331	—	—	—	—	331
Issuance of common stock under employee stock purchase plan	—	—	68	—	412	—	—	—	—	412
Deemed dividend to preferred stockholders	—	—	—	—	15,700	—	—	—	—	15,700
	—	—	—	—	(15,700)	—	—	—	—	(15,700)

Balance as of December 31, 2000	—	—	19,870	20	88,772	(31)	178	(2,495)	(52,801)	33,643
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	(26,194)	(26,194)
Net unrealized loss on securities available-for-sale	—	—	—	—	—	—	(84)	—	—	(84)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(26,278)
Issuance of warrants under Series A Preferred Stock, net of issuance costs	—	—	—	—	2,775	—	—	—	—	2,775
Conversion of Series A Preferred Stock to common	—	—	402	1	744	—	—	—	—	745
Exercise of warrants	—	—	10	—	—	—	—	—	—	—
Forgiveness of note receivable	—	—	—	—	—	31	—	—	—	31
Reversal of deferred compensation for terminated employees	—	—	—	—	(121)	—	—	121	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	1,499	—	1,499
Issuance of common stock under 401K plan	—	—	79	—	228	—	—	—	—	228
Exercise of employee and nonemployee stock options	—	—	33	—	78	—	—	—	—	78
Stock-based compensation related to consultant options	—	—	—	—	384	—	—	—	—	384
Issuance of common stock under employee stock purchase plan	—	—	256	—	700	—	—	—	—	700
Preferred stock dividends	—	—	—	—	(334)	—	—	—	—	(334)
Deemed dividend to preferred stockholders	—	—	—	—	2,269	—	—	—	—	2,269
	—	—	—	—	(2,269)	—	—	—	—	(2,269)

Balance as of December 31, 2001	—	$—	20,650	$21	$93,226	$—	$94	$(875)	$(78,995)	$13,471

See accompanying notes.

VIROLOGIC, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,

	2001	2000	1999

OPERATING ACTIVITIES
Net loss	$(26,194)	$(23,196)	$(17,140)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,276	1,700	1,135
Non-cash stock-based compensation	1,914	4,124	2,227
Allowance for doubtful accounts	413	111	63
Amortization of subtenant advance	(325)	—	—
Gain on short-term investments	(164)	(72)	—
Changes in assets and liabilities:
Accounts receivable	(2,571)	(1,965)	(613)
Prepaid expenses	(801)	(358)	—
Inventory	(507)	(162)	(287)
Other current assets	104	(374)	(210)
Accounts payable	439	408	871
Accrued compensation	731	745	397
Accrued liabilities	(981)	376	223
Deferred revenue	198	35	(67)
Long-term deferred rent	167	43	11

Net cash used in operating activities	(24,301)	(18,585)	(13,390)

INVESTING ACTIVITIES
Purchases of short-term investments	(7,160)	(35,702)	—
Maturities and sales of short-term investments	10,848	24,781	—
Restricted cash	1,029	(1,079)	(950)
Capital expenditures	(7,777)	(8,391)	(2,625)
Advance from subtenant	2,600	—	—
Reimbursable tenant improvements	(1,286)	—	—
Other assets	(270)	(10)	(371)

Net cash used in investing activities	(2,016)	(20,401)	(3,946)

FINANCING ACTIVITIES
Proceeds from loans payable	—	1,664	—
Principal payments on loans payable	(1,345)	(1,203)	(801)
Proceeds in connection with sale leaseback transactions	1,303	1,394	—
Principal payments on capital lease obligations	(619)	(51)	—
Proceeds from issuance of common stock, net of common stock repurchases	1,006	31,954	30
Repayments of notes receivable	—	9	16
Net proceeds from issuance of preferred stock	14,748	15,634	10,735

Net cash provided by financing activities	15,093	49,401	9,980

Net increase (decrease) in cash and cash equivalents	(11,224)	10,415	(7,356)
Cash and cash equivalents at beginning of year	12,623	2,208	9,564

Cash and cash equivalents at end of year	$1,399	$12,623	$2,208

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$466	$262	$243

SCHEDULE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Warrants issued to preferred stockholders	$2,775	$—	$—

Deemed dividend to preferred stockholders	$2,269	$15,700	$3,100

Preferred shares converted into common shares	$745	$—	$—

Assets acquired under capital leases	$291	$—	$—

Accrued capital expenditures	$355	$1,514	$—

Dividend to preferred stockholders	$334	$—	$—

Deferred stock compensation	$—	$1,577	$4,968

Warrants issued to lender	$—	$318	$—

See accompanying notes.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

      ViroLogic, Inc. (“ViroLogic” or the “Company”) is a biotechnology company developing, marketing and selling innovative products to guide and improve treatment of viral diseases. We incorporated in the state of Delaware on November 14, 1995 and commenced commercial operations in 1999. We developed a practical way of directly measuring the impact of genetic mutations on drug resistance and using this information to guide therapy. We have proprietary technology, called PhenoSense, for testing drug resistance in viruses that cause serious viral diseases such as HIV/AIDS, hepatitis B and hepatitis C. Our first product, PhenoSense HIV, is a test that directly and quantitatively measures resistance of a patient’s HIV to anti-viral drugs. Our second product, GeneSeq HIV examines and evaluates the genetic sequences of a patient’s HIV. Our third product, PhenoSense GT combines PhenoSense HIV and GeneSeq HIV into one test on an integrated report to provide the most comprehensive drug resistance information available to assist physicians in selecting optimal treatments for their patients. In addition, we perform resistance testing and research for industry, academia and government for clinical studies, drug screening/characterization and basic research. We are also developing resistance testing products for serious viral diseases other than HIV. In addition, we are collecting resistance test results and related clinical data in an interactive database that we may use to assist our pharmaceutical customers in drug marketing and drug development and make available to physicians for use in therapy guidance. Our products and products in development, which, if completed, might be stand-alone product offerings or incorporated into our existing offerings, include: (i) PhenoSense HBV and GeneSeq HBV, for hepatitis B; (ii) PhenoSense HCV and GeneSeq HCV, for hepatitis C; (iii) an entry assay to measure HIV resistance to entry inhibitors; (iv) an entry assay to assist in the development of HIV vaccines; and (v) a test to measure viral fitness, which is a measure of a virus’ ability to reproduce and infect new cells.

Management’s Plans

      The Company has funded operations since inception primarily through public and private sales of common and preferred stock, equipment financing arrangements and product sales. On November 14, 2002, ViroLogic entered into a Securities Purchase Agreement with several investors (collectively, the “Purchasers”), pursuant to which ViroLogic agreed to issue and sell to the Purchasers an aggregate of 706 shares of ViroLogic’s Series C Convertible Preferred Stock (“Series C Preferred”) and warrants to purchase an aggregate of 4.3 million shares of ViroLogic’s common stock, for an aggregate purchase price of $7.1 million in a private placement. ViroLogic received approximately $6.3 million in net proceeds.

      In order make sufficient shares of common stock available to permit the sale of the Company’s Series C Preferred and to secure the consent of the holders of the Series B Preferred Stock to such sale, the Company exchanged all of the outstanding shares of Series B Preferred Stock for convertible secured promissory notes (the “Notes”). The aggregate principal amount of the Notes is approximately $12 million and has a maturity date of March 19, 2003. The Company intends to convert the Notes to shares of Series C Preferred. However, before the Company can convert the Notes to shares of Series C Preferred, it will need to authorize additional shares of common stock. The authorization of additional shares of common stock, and the conversion of the Notes into Series C Preferred, require the approval of the Company’s stockholders. The Company intends to submit these proposals to its stockholders for approval at a special meeting of stockholders expected to be held in February 2003. If the Company does not obtain stockholder approval of these proposals, it may not be able to convert the Notes into shares of Series C Preferred, and the Note holders could require the Company to repay the Notes upon maturity. The Company would not have sufficient financial resources to repay the Notes without obtaining additional financing, which it may not be able to do on favorable terms, if at all. As the approximately $12 million debt represented by the Notes is secured by substantially all of the assets of the

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

Company, if the Company fails to pay the Notes when due, the holders thereof may choose to foreclose on the security interest.

      If the Company’s stockholders approve the proposals described above, the Company expects to have sufficient shares of Common Stock authorized and available to complete the Note conversion and the warrant exchange (as discussed in Note 8), and the Company would then expect that available cash, cash equivalents and short-term investments, together with funds provided by product sales, grant revenue and borrowings under an equipment financing would be adequate to fund the Company’s operations through at least December 2003.

Reverse Stock Split

      On February 21, 2000, the Company’s board of directors approved a one for two reverse split of common stock which became effective on April 17, 2000. The accompanying financial statements have been adjusted retroactively to reflect the reverse split. The conversion ratios of the respective series of convertible preferred stock were automatically adjusted to reflect the reverse split.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

      ViroLogic considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Management determines the appropriate classification of its cash equivalents and investment securities at the time of purchase and reevaluates such determination as of each balance sheet date.

Short-Term Investments

      Management has classified ViroLogic’s marketable securities as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at market value with unrealized gains and losses included in accumulated other comprehensive income in stockholders’ equity. Realized gains and losses are included in interest income. The cost of securities sold is based on the specific identification method.

      ViroLogic invests its excess cash in U.S. government and agency securities, debt instruments of financial institutions and corporations, and money market funds with strong credit ratings. ViroLogic has established guidelines regarding diversification of its investments and their maturities which should maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

Inventory

      Inventory is stated at the lower of standard cost, which approximates actual cost, or market. Inventory consists of the following:

	Year Ended
	December 31,

	2001	2000

	(In thousands)
Raw materials	$663	$419
Work in process	293	30

Total	$956	$449

Property and Equipment

      Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally five years. Capitalized software includes software and external consulting costs incurred to implement new information systems. Computer hardware and capitalized software are depreciated over three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the assets or the lease term.

Impairment of Long-Lived Assets

      In accordance with the provisions of Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS 121”), the Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Under SFAS 121, an impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than the asset’s carrying amount. Impairment, if any, is assessed using discounted cash flows. Through December 31, 2001, there have been no such losses.

Revenue Recognition

      Revenue is recognized upon completion of tests made on samples provided by customers and the shipment of test results to those customers. Services are provided to certain patients covered by various third-party payor programs, including Medicare. Billings for services under third-party payor programs are included in revenues net of an allowance for contractual discounts and an allowance for differences between the amounts billed and estimated payment amounts. We estimate these allowances based on historical payment information and current sales data. If the government and other third-party payors significantly change their reimbursement policies or the relative mix of third-party payors changes, an adjustment to the allowance may be necessary. National Institutes of Health (“NIH”) grant revenue is recorded on a reimbursement basis as grant costs are incurred. Costs associated with NIH grant revenue are included in research and development expenses. Deferred revenue relates to cash received in advance of delivery of test results.

Research and Development

      The Company expenses research and development costs as incurred. Research and development expenses consist primarily of salaries and related personnel costs, material, supply costs for prototypes, and include costs associated with NIH grant revenue. In addition, research and development expenses include costs related to clinical trials to validate the Company’s testing processes and procedures and related overhead expenses.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

Royalty Expense

      The Company pays royalties under a licensing agreement. These royalties are directly related to revenue and are expensed to cost of product revenue at the time revenue is recognized. For further discussion, see “Equipment Financing and Commitments” note below.

Advertising Expenses

      The Company expenses the costs of advertising, which include promotional expenses, as incurred. Advertising expenses were $4.5 million and $2.4 million for the years ended December 31, 2001 and 2000, respectively, and were recorded as sales and marketing expenses. Advertising expenses were minimal for the year ended December 31, 1999.

Stock-Based Compensation

      The Company accounts for employee stock option grants using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), which does not require the recognition of compensation expense for options granted to employees with exercise prices equal to the fair value of the common stock at the date of grant. Deferred compensation, if recorded, is amortized using the graded vesting method. Note 6 includes the fair value disclosures required by Statement of Financial Accounting Standards Board Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). SFAS 123 requires the disclosure of pro forma information regarding net loss and net loss per share as if the Company had accounted for its stock options under the fair value method.

      The Company accounts for stock option grants to non-employees in accordance with the Emerging Issues Task Force Consensus No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires the options subject to vesting to be periodically re-valued and expensed over their vesting periods.

Comprehensive Income (Loss)

      Comprehensive income (loss) is comprised of net loss and other comprehensive income (loss). Other comprehensive income includes certain changes in equity that are excluded from net income (loss). Specifically, unrealized gains and losses on our available-for-sale securities, which are reported separately in stockholders’ equity, are included in accumulated other comprehensive income. Comprehensive income (loss) and its components are as follows:

	Year Ended December 31,

	2001	2000	1999

	(In thousands)
Net loss	$(26,194)	$(23,196)	$(17,140)
Changes in unrealized (loss) gain on securities available-for-sale, net of tax	(84)	178	—

Comprehensive loss	$(26,278)	$(23,018)	$(17,140)

Segment Reporting

      The Company has determined that it operates in only one segment under Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 establishes annual and interim reporting standards for an enterprise’s operating segments and related disclosures about its products, services, geographic areas and major customers.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

Net Loss Per Share

      Basic earnings (loss) per share is calculated based on the weighted-average number of common shares outstanding during the periods presented, less the weighted-average shares outstanding which are subject to the Company’s right of repurchase. Diluted earnings per share would give effect to the dilutive effect of common stock equivalents consisting of convertible preferred stock and stock options and warrants, calculated using the treasury stock method. Potentially dilutive securities have been excluded from the diluted earnings per share computations as they have an anti-dilutive effect due to the Company’s net loss.

      A reconciliation of shares used in the calculations is as follows:

	Year Ended December 31,

	2001	2000	1999

	(In thousands, except per share data)
Net loss applicable to common stockholders	$(28,797)	$(38,896)	$(20,240)

Weighted-average shares of common stock outstanding	20,078	14,891	4,856
Less: weighted-average shares subject to repurchase	(6)	(39)	(84)

Weighted-average shares used in basic and diluted net loss per common share	20,072	14,852	4,772

Basic and diluted net loss per common share	$(1.43)	$(2.62)	$(4.24)

      The following outstanding options and warrants, prior to the application of the treasury stock method, and convertible preferred stock, on an as-converted basis, were excluded from the computation of diluted net loss per share as these potentially dilutive securities had an anti-dilutive effect:

	Year Ended December 31,

	2001	2000	1999

	(In thousands)
Series A redeemable convertible preferred stock (as-if converted basis)	5,973	—	—
Series C convertible preferred stock (as-if converted basis)	—	—	5,357
Stock options	3,079	1,665	1,241
Warrants to purchase common stock	3,575	756	518
Warrants to purchase preferred stock (as-if converted basis)	—	—	227

Significant Concentrations

      Financial instruments that potentially subject the Company to concentrations of credit risk primarily consist of cash equivalents and marketable securities. For further discussion, see “Short-Term Investments” note below.

      In 2001, two customers represented 15% and 14% of total revenues, in 2000, two customers represented 19% and 18% of total revenues, and in 1999, two customers represented 41% and 33% of total revenues. The accounts receivable balances related to these customers as of December 31, 2001 and 2000 were $0.6 million and $0.9 million, respectively.

      The net increase in the allowance for doubtful accounts balance was $0.4 million, $0.1 million and $0.1 million in 2001, 2000 and 1999, respectively.

      The Company relies on a few vendors as the sole source of various materials in its testing process. Any extended interruption in the supply of these materials could result in the failure to meet customer demand.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

Recent Accounting Pronouncements

      In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (“SFAS 141”) on Business Combinations and Statement of Financial Accounting Standards No. 142 (“SFAS 142”) on Goodwill and Other Intangible Assets. SFAS 141 applies to any business combinations initiated after June 30, 2001 and also includes the criteria for the recognition of intangible assets separately from goodwill. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and requires that goodwill not be amortized, but rather be subject to an impairment test at least annually. Separately identified and recognized intangible assets resulting from business combinations completed before July 1, 2001 that do not meet the new criteria for separate recognition of intangible assets is subsumed into goodwill upon adoption. In addition, the useful lives of recognized intangible assets acquired in transactions completed before July 1, 2001 is reassessed and the remaining amortization periods adjusted accordingly. The adoption of SFAS 141 and 142 is not expected to have a significant impact on the Company’s financial position.

      In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”). SFAS 144 addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of.” SFAS 144 will be effective on April 1, 2002. The adoption of SFAS 144 is not expected to have a significant impact on the Company’s financial position.

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Financial Instruments and for Hedging Activities” (“SFAS 133”). SFAS 133 requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through net income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in the other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the derivative’s change in fair value will be immediately recognized in earnings. SFAS 133 was adopted by the Company on January 1, 2001. Because the Company does not currently hold any derivatives, there was no impact on the Company’s financial position or results of operations as a result of this adoption.

Reclassifications

      Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

2.     SHORT-TERM INVESTMENTS

      The amortized cost, gross unrealized gains and losses, and estimated fair value for available-for-sale securities by major security type and class of security are as follows:

	December 31,

	2001			2000

		Gross			Gross
		Unrealized			Unrealized
	Amortized	Holding	Estimated	Amortized	Holding	Estimated
	Cost	Gain	Fair Value	Cost	Gain	Fair Value

	(In thousands)
Maturing within one year:
Certificate of deposit	$—	$—	$—	$308	$—	$308
Maturing between one and two years:
U.S. government obligations	3,013	51	3,064	1,985	42	2,027
Corporate bonds and notes	4,456	43	4,499	8,700	136	8,836

Total available-for-sale securities	$7,469	$94	$7,563	$10,993	$178	$11,171

3.     PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:

	December 31,

	2001	2000

	(In thousands)
Machinery, equipment and furniture	$9,425	$8,099
Leasehold improvements	12,479	6,124
Capitalized software	3,346	2,618

	25,250	16,841
Accumulated depreciation and amortization	(6,869)	(3,607)

Property and equipment, net	$18,381	$13,234

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

4.     ACCRUED LIABILITIES

      Accrued liabilities consists of the following:

	December 31,

	2001	2000

	(In thousands)
Accrued royalty fee	$417	$126
Accrued capital expenditures	355	1,514
Accrued clinical research costs	261	133
Accrued professional fees	196	329
Property taxes payable	177	141
Accrued marketing and promotional expenses	101	169
Other	879	266

Total accrued liabilities	$2,386	$2,678

5.     EQUIPMENT FINANCING AND COMMITMENTS

      ViroLogic currently leases three buildings with approximately 120,000 square feet of laboratory and office space in South San Francisco, California.

      ViroLogic executed an operating lease agreement in December 1997 for laboratory and office space. The lease term expires in November 2004. The operating lease provides for two successive extensions of three and four years, respectively. In January 1998, ViroLogic executed a tenant improvement agreement for the construction of laboratory and office improvements of up to $1.0 million. An additional obligation of approximately $18,300 per month for 83 months commencing February 1998 has been added to the operating lease commitment.

      In May and November 1999, ViroLogic entered into two operating lease agreements for two additional facilities. Each lease has a term of 10 years from the lease commencement date of May 2000 and June 2001, respectively. Each of the leases provides for two additional successive five year extensions at the then-prevailing rate. In connection with these facility leases, ViroLogic has two deposits securing standby letters of credit totaling approximately $0.9 million and $2.0 million at December 31, 2001 and December 31, 2000, respectively. These deposits have been recorded as “restricted cash” in the balance sheet.

      In July 2001, ViroLogic sublet approximately 12,000 square feet of one of its existing facilities to a third party for a term of 18 months with an option to extend for an additional six months. In October 2001, ViroLogic sublet approximately 40,000 square feet to another third party for a term of 18 months with an option to extend for an additional six months. In September 2001, we received $2.6 million as an advance from one of the subtenants as specified in the sublease agreement. This advance is recognized over the term of the subtenant’s lease, offsetting the related rental and depreciation expense with the remaining amount recorded as other income. The rental income generated from these subleases is expected to be $1.6 million and $0.2 million, in 2002 and 2003, respectively, and will be recorded as an offset to rental expense.

      In March 2000, ViroLogic established an equipment financing facility with a total commitment of $1.3 million. ViroLogic used this entire facility to fund machinery and equipment purchases. In August 2000, ViroLogic established a new equipment facility of which $2.6 million was utilized as of December 31, 2001; under the terms of this agreement, ViroLogic sold the purchased assets and leased them back from the lender over a period of three years. There was no material gain or loss on this transaction and the resulting leases have been accounted for as capital leases.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

      As of December 31, 2001 and 2000, ViroLogic had $7.3 million and $5.8 million, respectively, of property and equipment financed through long-term equipment financing obligations. The obligations under the equipment financings are secured by the equipment financed, bear interest at weighted-average fixed rates of approximately 10.9% and 10.8% for 2001 and 2000, respectively, and are due in monthly installments through July 2005. Some of these equipment financing agreements require a balloon payment at the end of their respective terms. The carrying amount of the equipment approximates the corresponding loan balance.

      As of December 31, 2001, future minimum lease payments under operating and capital leases and principal payments on loans, excluding sublease rental income, are as follows:

	Operating	Loans	Capital
	Leases	Payable	Leases

	(In thousands)
Year ending December 31:
2002	$2,751	$968	$1,188
2003	2,829	179	1,133
2004	2,870	—	316
2005	2,367	—	3
2006	2,448	—	—
Thereafter	10,460	—	—

Total minimum lease and principal payments	$23,725	1,147	2,640

Amount representing interest		(83)	(322)

Present value of future payments		1,064	2,318
Current portion of loans and leases		(890)	(977)

Noncurrent portion		$174	$1,341

      Rental expense, net of sublease rental income, was approximately $2.4 million, $1.8 million and $0.9 million in 2001, 2000 and 1999, respectively.

      As of December 31, 2001, ViroLogic had purchase commitments for material and service contracts totaling approximately $1.1 million.

License Agreement

      ViroLogic licenses technology for performing a step in its PhenoSense and GeneSeq tests. The license is non-exclusive and lasts for the life of the patent term of the licensor’s last to expire related patents. In general, newly-issued patents have a term of twenty years. In exchange for the license, ViroLogic has agreed to pay a royalty based on the net service revenues received from product sales. Royalty expense recorded under this agreement was $0.7 million and $0.2 million in 2001 and 2000, respectively. Royalty expense in 1999 was minimal.

6.     STOCKHOLDERS’ EQUITY AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

Initial Public Offering

      On May 1, 2000, ViroLogic completed its initial public offering in which it sold 5,000,000 shares of common stock at $7.00 per share. Upon the closing of the offering, all of ViroLogic’s outstanding preferred stock automatically converted into an aggregate of 9,587,769 shares of common stock. After the offering, ViroLogic’s authorized capital consisted of 60,000,000 shares of common stock and 5,000,000 shares of preferred stock. By filing a certificate pursuant to the Delaware General Corporation Law, the board of

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

directors is authorized to fix or alter the designation, powers, preferences and rights of the shares of each series of preferred stock and the qualifications, limitations or restrictions of any wholly unissued series of preferred stock.

Preferred Stock

Series B Redeemable Convertible Preferred Stock

      In 2002, the board of directors approved 1,022 shares of the authorized preferred stock to be designated and issued as Series B redeemable convertible preferred stock (“Series B Preferred Stock”). On March 22, 2002, the Company entered into a securities purchase agreement with several investors to issue and sell, in a private placement, an aggregate of 1,005 shares of Series B Preferred Stock with warrants to purchase an aggregate of 2.2 million shares of common stock, for an aggregate purchase price of $10.05 million. The transaction closed on March 25, 2002. In connection with this financing, the Company also had to grant warrants to purchase an aggregate of 637,261 shares of common stock to holders of Series A Preferred Stock as a payment in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock. For further discussion, see “Subsequent Events” note below.

Series A Redeemable Convertible Preferred Stock

      In 2001, the board of directors approved 1,625 shares of the authorized preferred stock to be designated and issued as Series A Preferred Stock.

      On June 29, 2001, the Company entered into a securities purchase agreement with several investors to issue and sell, in a private placement, an aggregate of 1,625 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) with warrants to purchase an aggregate of 3.2 million shares of common stock, for an aggregate purchase price of $16.25 million. The securities purchase agreement contemplated two closings, each for a portion of the Series A Preferred Stock and the warrants. The first closing occurred on July 2, 2001, and the Company received gross proceeds of $6.65 million. The second and final closing occurred on September 27, 2001, and the Company received gross proceeds of $9.6 million.

      The Series A Preferred Stock bears an initial 6% annual dividend rate, payable as a dividend, which increases to an 8% annual rate after two years, then increases by 2% every six months up to a maximum of 14%, payable twice a year in shares of common stock. The holders of Series A Preferred Stock may elect to convert their shares into the Company’s common stock at any time, just as they may choose to exercise their warrants at any time. Of the 1,625 shares issued in the financing, 992 shares remain outstanding as of March 28, 2002, and the others were converted into an aggregate of 2,531,571 shares of our common stock. The Company may, at its option, convert the Series A Preferred Stock into common stock at any time after June 21, 2002 for Series A Preferred Stock issued at the first closing and after July 9, 2002 for Series A Preferred Stock issued at the second closing, but only if its stock price exceeds $5.10 for 20 consecutive trading days. The Company may also, at its option, convert the Series A Preferred Stock into common stock upon a sale of common stock in a firm commitment underwritten offering to the public if the public offering price exceeds $5.10, the aggregate gross proceeds exceed $40 million and the registration statements referenced above are effective.

      The holders are not subject to any limitations on the number of conversions of Series A Preferred Stock or subsequent sales of the corresponding common stock, that they can effect, other than a prohibition on any holder acquiring beneficial ownership of more than 4.99% of the outstanding shares of the Company’s common stock.

      The investors of Series A Preferred Stock have the right to require us to redeem all of the Series A Preferred Stock for cash equal to the greater of (i) 115% of their original purchase price plus 115% of any

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

accrued and unpaid dividend or (ii) the aggregate fair market value of the shares of common stock into which such shares of Series A Preferred Stock are then convertible, upon certain triggering events, as defined in the Company’s Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock. In addition, the Company may redeem the Series A Preferred Stock at any time after June 29, 2003, for Series A Preferred Stock issued at the first closing and after September 27, 2003 for Series A Preferred Stock issued at the second closing. Due to the nature of the redemption features of the Series A Preferred Stock, the Company excluded the Series A Preferred Stock from equity in the Company’s financial statements. The net proceeds attributable to the warrants of $2.8 million are included in additional paid-in capital. For further discussion, see “Subsequent Events” note below.

Deemed Dividends

      In January and February 2000, ViroLogic consummated the sale of 8,461,645 shares of Series C convertible preferred stock, which converted into 4,230,823 shares of common stock effective with ViroLogic’s initial public offering in May 2000. ViroLogic received proceeds of approximately $15.6 million or $1.85 per share, or $3.70 per converted common share. In November and December 1999, ViroLogic consummated the sale of 1,675,621 shares of Series C convertible preferred stock, which converted into 837,810 shares of common stock effective with ViroLogic’s initial public offering. ViroLogic received proceeds of approximately $3.1 million or $1.85 per share, or $3.70 per converted common share. At the dates of issuance, ViroLogic believed the per share price of $1.85, or $3.70 per converted common share, represented the fair value of the common stock. Subsequent to the commencement of ViroLogic’s initial public offering process, ViroLogic re-evaluated the fair value of its common stock and for financial reporting purposes, deemed it to be $11.90 per share as of January and February 2000 and $10.50 per share as of November and December 1999. Accordingly, the increase in fair value has resulted in a beneficial conversion feature of $15.7 million and $3.1 million in 2000 and 1999, respectively, that have been recorded as deemed dividends to preferred stockholders in 2000 and 1999. ViroLogic recorded the deemed dividends at the dates of issuance by offsetting charges and credits to additional paid-in capital, without any effect on total stockholders’ equity. The deemed dividend increases the loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and are limited to the amount of the proceeds of the related financing pursuant to the guidelines set forth in the Emerging Issues Task Force Consensus No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features,” and No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.”

      In 2001, ViroLogic sold 1,625 shares of Series A Preferred Stock, or 6,372,561 shares of common stock as converted, for net proceeds of approximately $14.7 million. In accordance with Emerging Issues Task Force Consensus No. 98-5 and No. 00-27, ViroLogic determined that the issuance of the Series A Preferred Stock resulted in a beneficial conversion feature of approximately $2.3 million in 2001. The beneficial conversion feature increases the loss applicable to common stockholders in the calculation of basic and diluted net loss per common share and is included in stockholders’ equity as offsetting charges and credits to additional paid-in capital.

Warrants

      In connection with the May 1996 sale of Series A Preferred Stock, ViroLogic issued to four investors warrants to purchase an aggregate of 792,188 shares of Series A Preferred Stock at a price of $1.84 per share. Pursuant to the conversion of all Series A Preferred Stock in November 1997, these warrants were exercisable for 396,093 shares of common stock at an exercise price of $3.68 per share. The value of the warrant was deemed to be insignificant, therefore, no value was recorded. In 2001, there were 9,454 warrants exercised and the remainder expired.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

      Pursuant to the operating lease signed in 1997, ViroLogic issued the landlord a warrant to purchase an aggregate of 100,000 shares of Series A Preferred Stock, which converted into 50,000 shares of common stock at $8.00 per share. The value of the warrant was deemed to be insignificant, therefore, no value was recorded. In 2000, there were 3,000 warrants exercised. The remaining 47,000 warrants expire in August 2002.

      In connection with the loan agreement signed in January 1998, ViroLogic issued the lender a warrant to purchase an aggregate of 34,833 shares of common stock at a price of $8.00 per share. The warrant expires in January 2008. The value of the warrant was deemed to be insignificant and, therefore, no value was recorded.

      In connection with tenant improvement financing entered into in August 1998, ViroLogic issued the landlord a warrant to purchase up to an aggregate of 10,000 shares of common stock at a price of $8.00 per share. The warrant term is five years and expires in August 2003. The value of the warrant was deemed to be insignificant and, therefore, no value was recorded.

      In connection with the Series B preferred stock issuance in August 1998, ViroLogic issued to Series B investors warrants to purchase up to 15,890 shares of common stock at a price of $0.02 per share. The warrant term is 10 years and was valued at $85,000. ViroLogic issued warrants to purchase 365,000 shares of Series B preferred stock, or as converted, 227,232 shares of common stock, at a price of $3.68 per share, or $5.91 per converted common share. The warrant term is 10 years and was valued at $383,000. The fair values of these warrants were determined using the Black-Scholes option valuation model. In 2001, there were 624 warrants exercised.

      In connection with loan agreements signed in 2000, ViroLogic issued the lender warrants to purchase an aggregate of 26,792 shares of ViroLogic’s common stock for $4.24 per share. The warrant terms are 10 years and were valued at $318,000. The fair values of these warrants were determined using the Black-Scholes option valuation model.

      In connection with the July 2001 sale of Series A Preferred Stock, ViroLogic issued warrants to purchase 11,800 and 1,303,928 shares of common stock at a price of $2.66 and $2.805, respectively, per share. The warrant term is four years expiring July 2005 and was valued at $1.3 million using the Black-Scholes option valuation model. The fair value of the warrants is included in additional paid-in capital. For further discussion, see “Subsequent Events” below.

      In connection with the September 2001 sale of Series A Preferred Stock, ViroLogic issued warrants to purchase 18,200 and 1,882,358 shares of common stock at a price of $2.178 and $2.805, respectively, per share. The warrant term is four years expiring September 2005 and was valued at $1.5 million using the Black-Scholes option valuation model. The fair value of the warrants is included in additional paid-in capital. For further discussion, see “Subsequent Events” below.

Stock Option and Stock Award to Chief Executive Officer

      Pursuant to the employment agreement with the chief executive officer, ViroLogic granted in 1999:

•	A stock award of 150,000 shares of fully-vested common stock. ViroLogic recorded compensation expense of $555,000 for this award in 1999, representing the fair value of the common stock on the grant date.

•	An incentive stock option under the Plan covering 150,000 shares of common stock at an exercise price of $3.14. This option vested as to 30,000 shares on December 31, 1999 and an additional 2,500 shares at the end of each month thereafter. Deferred compensation of $1.1 million was recorded on the date of grant. The amount is being recognized over the vesting period.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

•	A non-statutory stock option, granted outside of the Plan, covering 250,000 shares of common stock at an exercise price of $3.14 per share. This option vests 25% after the first year of employment and the remaining 75% in equal monthly installments over the next three years, and may be exercised prior to vesting. ViroLogic recorded deferred compensation of $1.8 million on the date of grant. The amount is being recognized over the vesting period.

•	A non-statutory stock option, granted outside of the Plan, covering 250,000 shares of common stock at an exercise price of $3.14 per share. ViroLogic recorded deferred compensation of $1.8 million on the date of grant and such amount is being amortized over the vesting period, unless the milestones below are achieved. This option vests 100% after five years of employment, unless either one of the following occurs before that date:

•	A merger or acquisition or initial public offering where the per share valuation of common stock is imputed to be more than $18.50, in which case 125,000 shares shall immediately vest, or

•	When revenue for any fiscal year exceeds $20.0 million, in which case 125,000 shares shall immediately vest

      The chief executive officer may exercise any of these options prior to vesting by either cash or by delivery of a promissory note, and each of the options immediately becomes fully vested if, within one year of a change in our control or liquidation, the chief executive officer is terminated without cause or resigns for good reason.

Stock Option Plans

      On May 20, 1996, ViroLogic’s board of directors and stockholders adopted the 1996 Stock Plan, which was amended and renamed the 2000 Equity Incentive Plan in February 2000 (the “Plan”). The Plan provides for the granting of options to purchase common stock and other stock awards to employees, officers, directors and consultants of ViroLogic. ViroLogic generally grants shares of common stock for issuance under the Plan at no less than the fair value of the stock on the grant date; however, management is permitted to grant non-statutory stock options at a price not lower than 85% of the fair value of common stock on the date of grant. Options granted under the Plan generally vest over four years at a rate of 25% one year from the grant date and ratably monthly thereafter. When the Plan was amended in February 2000, the board of directors increased the shares reserved for issuance by an additional 3,000,000 shares.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

      A summary of activity under the Plan is as follows:

	Outstanding Stock Options/Stock Rights

	Shares	Number of	Weighted-Average
	Available	Shares	Price Per Share

Balances at December 31, 1998	146,111	356,930	$2.83
Additional shares authorized	375,000	—	—
Options/rights granted	(519,675)	519,675	3.98
Options/rights exercised	—	(31,254)	2.04
Options/rights forfeited	104,484	(104,484)	2.68
Options/rights repurchased	6,250	—	3.20

Balances at December 31, 1999	112,170	740,867	3.69
Additional shares authorized	3,000,000	—	—
Options/rights granted	(636,141)	636,141	8.17
Options/rights exercised	—	(88,475)	3.10
Options/rights forfeited	123,894	(123,894)	6.81

Balances at December 31, 2000	2,599,923	1,164,639	5.85
Options/rights granted	(1,707,644)	1,707,644	4.44
Options/rights exercised	—	(33,005)	2.38
Options/rights forfeited	260,497	(260,497)	5.50

Balances at December 31, 2001	1,152,776	2,578,781	5.00

      In 2001, all options were granted at fair value and no deferred stock-based compensation was recorded. In connection with options granted in 2000, ViroLogic recorded deferred stock-based compensation of $1.6 million, representing the difference between the exercise price and the deemed fair value of the Company’s common stock at the date of grant. The amount is being amortized over the vesting period using the graded vesting method for the individual options. Amortization of deferred stock-based compensation of $1.5 million, $3.6 million and $0.5 million was recognized during 2001, 2000 and 1999, respectively. In addition, ViroLogic recorded stock-based compensation of $0.2 million, $0.3 million and $48,000 in 2001, 2000 and 1999, respectively, for services rendered by non-employees.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

      The following table summarizes information about the stock options outstanding under the Plan at December 31, 2001:

	Options Outstanding			Options Exercisable

		Weighted Average
Range of	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price	Outstanding	Contractual Life	Exercise Price	Exercisable	Exercise Price

$0.64 – 2.32	271,165	9.02	$1.61	36,516	$1.10
2.39 – 3.11	204,129	9.58	2.50	107,212	2.40
3.14	315,400	7.84	3.14	178,651	3.14
3.15 – 3.20	52,515	6.86	3.19	40,478	3.20
3.22	363,750	9.54	3.22	10,506	3.22
3.26 – 5.40	368,382	8.04	4.24	196,688	4.44
5.75	10,000	9.09	5.75	2,777	5.75
6.00	500,490	9.08	6.00	40,332	6.00
6.78 – 9.00	287,600	8.87	8.05	78,414	7.88
9.53 – 22.13	205,350	8.64	13.04	80,223	12.84

	2,578,781			771,797

Common Stock Subject to Repurchase

      Certain stock options granted pursuant to the Plan may be exercised prior to vesting, subject to ViroLogic’s right to repurchase at the original exercise price if the holder terminates employment. The right to repurchase lapses over the original option vesting period, which is generally four years. From inception through December 31, 2001, employees purchased 344,250 shares of common stock subject to repurchase. ViroLogic has repurchased 41,040 shares in accordance with these rights. As of December 31, 2001, there were no remaining shares subject to repurchase.

Employee Stock Purchase Plan

      In February 2000, the board of directors adopted the 2000 Employee Stock Purchase Plan (the “Stock Plan”). ViroLogic has reserved a total of 500,000 shares of common stock for issuance under the Stock Plan. The Stock Plan permits eligible employees to acquire shares of ViroLogic’s common stock through payroll deductions of up to 15% of their eligible earnings. All full-time employees of ViroLogic, except 5% stockholders, are eligible to participate in the Stock Plan. The initial offering period began May 1, 2000, the effective date of the initial public offering. The purchase price of the shares is the lesser of 85% of the fair value of the shares at the offering date or purchase date, as defined by the Stock Plan. Of the 500,000 shares of common stock reserved for issuance under the Stock Plan, 324,039 shares were issued as of December 31, 2001.

401(k) Plan

      ViroLogic’s 401(k) Plan covers substantially all employees. Employees may contribute up to 15% of their eligible compensation, subject to certain Internal Revenue Service restrictions. ViroLogic matches employee contributions in the form of ViroLogic common shares. In 2000, the 401(k) Plan was amended to increase the matching percentage to 25% of the employee contribution. In 1999 the matching percentage was 5% of the employee contribution. The match is effective December 31 of each year and is fully vested when made. ViroLogic recorded 401(k) matching expense of $0.2 million in both 2001 and 2000. 401(k) matching

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

expense was minimal in 1999. As of December 31, 2001, ViroLogic had issued approximately 104,000 shares under the 401(k) Plan.

Pro Forma Information

      SFAS 123 requires pro forma information regarding net loss, which has been determined as if ViroLogic accounted for its employee stock options under the fair value method of SFAS 123. ViroLogic estimates the fair value of these options at the date of grant using the Black-Scholes option valuation model with the following weighted-average assumptions used for the grants in 2001, 2000 and 1999: risk-free interest rate of 4% in 2001 and 5.5% in 2000 and 1999; a weighted-average expected life of the option from grant date of four years; volatility factor of the expected market price of ViroLogic’s common stock of 65% from May 2000 through December 2001 and volatility factor of zero for the period prior to May 2000 as required by the minimum value method; and a dividend yield of zero. The weighted-average fair value of stock options granted in 2001, 2000 and 1999 was $2.89, $7.82 and $6.90, respectively.

      For pro forma purposes, the estimated fair value of ViroLogic’s stock-based awards to its employees is amortized over the option vesting period. ViroLogic’s pro forma information is as follows:

	December 31,

	2001	2000	1999

	(In thousands,
	except per share amounts)
As reported:
Net loss applicable to common stockholders	$(28,797)	$(38,896)	$(20,240)

Net loss per share	$(1.43)	$(2.62)	$(4.24)

Proforma:
Net loss applicable to common stockholders	$(31,611)	$(39,498)	$(20,491)

Net loss per share	$(1.57)	$(2.66)	$(4.29)

      The above pro forma effect may not be representative of the pro forma effect to be expected in future years.

Reserved Shares

      As of December 31, 2001, ViroLogic had reserved shares of common stock for future issuance as follows:

Shares
Reserved

Redeemable convertible preferred stock (as if converted basis)	5,972,563
Stock options	4,231,557
Warrants	3,575,160
Employee Stock Purchase Plan	175,961

13,955,241

      The reserved shares shown above do not include additional indeterminate amounts reserved for issuance pursuant to penalty, anti-dilution, dividend payments and other provisions relating to the Company’s Series A Preferred Stock and the related warrants.

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

7.     INCOME TAXES

      At December 31, 2001, ViroLogic had federal and state net operating loss carryforwards of approximately $68.0 million and $26.0 million, respectively. At December 31, 2001, ViroLogic also had federal and state research and development tax credits of approximately $0.7 million and $0.7 million, respectively. The federal net operating loss and credit carryforwards will expire at various dates between the years 2010 and 2021, if not utilized. The State of California net operating losses will expire at various dates between the years 2003 and 2006, if not utilized. The California research and development tax credits can be carried forward indefinitely.

      Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the “change in ownership” provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting purposes and the amount used for income tax purposes. Significant components of ViroLogic’s deferred tax assets for federal and state income taxes are as follows:

	December 31,

	2001	2000

	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$24,600	$17,400
Research and other credits	1,200	1,100
Capitalized research and development	1,500	600
Other	2,100	500

Total deferred tax assets	29,400	19,600
Valuation allowance	(29,400)	(19,600)

Net deferred taxes	$—	$—

      Due to ViroLogic’s lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $9.8 million, $7.9 million and $6.3 million in 2001, 2000 and 1999, respectively.

8.     SUBSEQUENT EVENTS

Issuance of Series B Redeemable Convertible Preferred Stock (“Series B Preferred”)

      On March 22, 2002, the Company entered into a securities purchase agreement with several investors to issue and sell, in a private placement, an aggregate of 1,005 shares of Series B Preferred with warrants to purchase an aggregate of 2.2 million shares of common stock, for an aggregate purchase price of $10.05 million. The transaction closed on March 25, 2002. In connection with this financing, the Company also had to grant warrants to purchase an aggregate of 637,261 shares of common stock to holders of Series A Preferred Stock as a payment in order to secure their consent and waiver concerning the financing and the resulting impact on the Series A Preferred Stock. In November 2002, the Company repurchased all of the issued and outstanding shares of Series B Preferred in exchange for convertible secured promissory notes (“Notes”). See below for further discussion.

      The Company recorded a deemed dividend of approximately $2.9 million, in the first quarter of 2002, relating to the beneficial conversion feature of the Series B Preferred and the additional warrants issued to the holders of the Series A Preferred Stock in connection with the Series B Preferred financing. The deemed dividend will increase the loss applicable to common stockholders in the calculation of basic and diluted net

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

loss per common share and will be included in stockholders’ equity as offsetting charges and credits to additional paid-in capital. This accounting result is similar to accounting implications of our issuance of Series A Preferred Stock, which resulted in us recording a deemed dividend of $2.3 million in the third quarter of 2001.

Issuance of Series C Convertible Preferred Stock

      On November 14, 2002, ViroLogic entered into a Securities Purchase agreement with several investors (collectively, the “Purchasers”), pursuant to which ViroLogic agreed to issue and sell to the Purchasers an aggregate of 706 shares of ViroLogic’s Series C Preferred and warrants to purchase an aggregate of 4.3 million shares of ViroLogic’s common stock (the “Warrants”), for an aggregate purchase price of $7.1 million in a private placement (the “Financing”). ViroLogic received approximately $6.3 million in net proceeds.

      The Series C Preferred bears an initial 8% annual premium rate which increases to a 9% annual premium rate on June 30, 2004, then increases by 1 percentage point every quarter thereafter up to a maximum annual rate of 14%, subject to an additional increase to an annual rate of 15% under certain circumstances. This premium is paid as a cash dividend each calendar quarter. Subject to the limitations on conversion described below, the holders of Series C Preferred may elect to convert their shares into ViroLogic’s common stock at any time. Upon conversion, each share of Series C Preferred is convertible into approximately 8,300 shares of ViroLogic’s common stock or approximately 5.8 million shares if all Series C Preferred shareholders convert. Subject to the limitations on conversion described below, ViroLogic may, at its option, convert the Series C Preferred into common stock (i) at any time after the first anniversary of the issuance of the Series C Preferred, but only if fair market value of ViroLogic’s common stock price exceeds $2.42 per share for 20 consecutive trading days or (ii) with the consent of a majority of the holders of the Series C Preferred. The Warrants are exercisable beginning May 20, 2003 and expire November 19, 2007. The exercise price of the Warrants is $1.11 per share.

      Holders of Series C Preferred do not have any right to convert into shares of Common Stock, and the Company can not force conversion of the Series C Preferred into shares of Common Stock, if such conversion would result in such holder or any of its affiliates together having beneficial ownership of more than (a) 19.99% of the then outstanding shares of Common Stock, in the case of Biotech Target N.V. and its affiliates, or (b) 4.99% of the then outstanding shares of Common Stock, in the case of all other holders of Series C Preferred.

      The holders of Series C Preferred have the right to require ViroLogic to redeem all of the Series C Preferred for cash equal to the greater of (i) 120% of their original purchase price plus 120% of any accrued and unpaid premium or (ii) the aggregate fair market value of the shares of common stock into which such shares of Series C Preferred are then convertible, upon certain triggering events, as defined in the related agreements, provided, however, that the holders of Series C Preferred have agreed to waive their redemption rights in the event of certain triggering events which are not under the control of the Company. The Series C Preferred is non-voting, except with respect to certain extraordinary transactions as set forth in the related agreements. In addition, until November 19, 2004, in the event that ViroLogic proposes to issue any equity securities or debt which is convertible into equity securities, each holder of Series C Preferred will have the right to purchase a certain amount of such securities or debt based upon its holdings of Series C Preferred.

      The Company expects to record a deemed dividend of approximately $8 million in the fourth quarter of 2002 relating to the issuance of the Series C Preferred. The charge includes deemed dividends associated with an automatic adjustment of the conversion price of Series A Preferred, which was triggered as a result of the issuance of the Series C Preferred. The charge also includes deemed dividends associated with the exchange of the Series B Preferred described below, and the sale of the Series C Preferred together with the Warrants described above. The deemed dividend will increase the loss applicable to common stockholders in the

VIROLOGIC, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

December 31, 2001

calculation of basic and diluted net loss per common share for the fourth quarter and fiscal year 2002 and will be included in stockholders’ equity as offsetting charges and credits to additional paid-in capital.

Exchange of Series B Preferred Stock; Issuance of Notes; Exchange of Warrants

      On November 14, 2002, ViroLogic entered into an Exchange Agreement with all of the holders of its Series B Preferred (the “Series B Holders”) in order to secure their consent to the Financing and the resulting impact on the Series B Preferred and to increase the number of shares of ViroLogic’s common stock available for issuance upon conversion of the Series C Preferred. Pursuant to the Exchange Agreement, on November 19, 2002, ViroLogic repurchased all of the issued and outstanding Series B Preferred in exchange for convertible secured promissory notes (“Notes”). The aggregate principal amount of the Notes is approximately $12.0 million. In addition, the Notes bear an annual interest rate of 8%, have a maturity date of March 19, 2003 and are secured by substantially all of ViroLogic’s assets. Subject to the approval of the Company’s stockholders (i) the principal amount of the Notes (together with all unpaid interest) will be automatically converted into an approximately 1,200 shares of Series C Preferred, and (ii) all accrued and unpaid interest due on the principal amount of the Notes and not converted into Series C Preferred shall immediately become due and payable. In addition, following approval of the Company’s stockholders, the Series B Holders will receive warrants to purchase ViroLogic common stock in exchange for the warrants originally issued to the Series B Holders in connection with their purchase of Series B Preferred. Upon consummation of the warrant exchange, ViroLogic expects to record an additional charge related to the modification of the warrants that were originally issued in connection with the issuance of the Series B Preferred as described above.

      Issuance of Common Stock. In connection with the Financing, the Company also entered into a Stock Purchase Agreement to sell to an affiliate of Pfizer, Inc., an aggregate of 2,608,695 shares of common stock. The closing occurred on November 18, 2002 and the Company received approximately $3.0 million in gross proceeds. Concurrent with the execution of the Pfizer Purchase Agreement, the Company entered into a Non-Exclusive License Agreement and a Master Services Agreement for its HIV drug resistance tests and services.

      Reduction in Work Force. In an effort to reduce the Company’s burn rate, the Company reduced its workforce by approximately 20 percent, or about 40 employees in November 2002. It also reduced officer salaries and consolidated certain operations, including sales and marketing. The Company anticipates recording a charge in the fourth quarter associated with these actions of about $0.4 million.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      The following table sets forth all expenses payable by the registrant in connection with the sale of the common stock being registered. The security holders will not bear any portion of such expenses. All the amounts shown are estimates except for the registration fee.

SEC Registration Fee	$1,209
Legal fees and expenses	$50,000
Accounting fees and expenses	$10,000
Printing and related expenses	$5,000
Miscellaneous	$3,791

Total	$70,000

Item 15.     Indemnification of Officers and Directors

      Under Section 145 of the Delaware General Corporation Law of Delaware, or Delaware Law, we have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.

      Our certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the Delaware Law and (ii) require us to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be, made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or the best interests of our stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to us or our stockholders when the director was aware or should have been aware of a risk of serious injury to us or our stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our stockholders, for improper transactions between the director and us and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

      We have entered into indemnity agreements with each of our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was one of our directors or executive officers or any of our affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

      We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16.     Exhibits

Exhibit
Number	Description of Document

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
3.2	Bylaws, as currently in effect.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Form of Stock Purchase Warrant issued to purchasers of Series C Preferred Stock.(3)
4.3	Form of Convertible Secured Promissory Note issued to the Series B Holders.(3)
4.4	Form of Stock Purchase Warrant to be issued to the Series B Holders.(3)
4.5	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on November 15, 2002.(3)
4.6	Securities Purchase Agreement, dated as of November 14, 2002, by and among ViroLogic, Inc. and each of the Purchasers.(3)
4.7	Exchange Agreement, dated as of November 14, 2002, by and among ViroLogic Inc. and each of the Purchasers.(3)
4.8	Security Agreement, dated as of November 19, 2002 by and among ViroLogic, Inc. and SDS Merchant Fund, L.P. (as collateral agent for the benefit of the holders of the Notes).(3)
4.9	Intellectual Property Security Agreement, dated as of November 19, 2002 by and among ViroLogic, Inc. and SDS Merchant Fund, L.P. (as collateral agent for the benefit of the holders of the Notes).(3)
4.10	Stock Purchase Agreement, dated as of November 14, 2002, by and among ViroLogic, Inc. and Pfizer Ireland Pharmaceuticals.(3)
4.11	Registration Rights Agreement, dated as of November 19, 2002, by and among ViroLogic, Inc. and each of the Purchasers.(3)
4.12	Form of Stock Purchase Warrant issued to Leerink Swann & Company.(4)
4.13	Form of Stock Purchase Warrant issued to UBS Warburg.(4)
5.1	Opinion of Cooley Godward LLP.(1)
23.1	Consent of Ernst & Young LLP, Independent Auditors.(1)(5)
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. (1)

(1)	Previously filed as an exhibit to this Registration Statement.

(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(3)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 25, 2002, and incorporated herein by reference.

(4)	Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102273) filed with the SEC on December 30, 2002, and incorporated herein by reference.

(5)	Registrant will file an updated consent by pre-effective amendment to this Registration Statement concurrent with the earlier of (i) the filing of a pre-effective amendment to this Registration Statement to include within the prospectus contained herein Registrant’s audited financial statements for the fiscal year ended December 31, 2002, or (ii) the filing by the Registrant of its Annual Report on Form 10-K for the year ended December 31, 2002.

Item 17.     Undertakings

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 15 or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by our director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

      We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in our periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4) that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Francisco, state of California, on March 11, 2003.

VIROLOGIC, INC.

By:	/s/ WILLIAM D. YOUNG

William D. Young
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ WILLIAM D. YOUNG William D. Young	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	March 11, 2003

* Karen J. Wilson	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 11, 2003

* William Jenkins	Director	March 11, 2003

* Cristina H. Kepner	Director	March 11, 2003

* Edmon R. Jennings	Director	March 11, 2003

* David H. Persing, M.D., Ph.D.	Director	March 11, 2003

*/s/ WILLIAM D. YOUNG William D. Young Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Number	Description of Document

3.1	Amended and Restated Certificate of Incorporation, as currently in effect.(1)
3.2	Bylaws, as currently in effect.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2	Form of Stock Purchase Warrant issued to purchasers of Series C Preferred Stock.(3)
4.3	Form of Convertible Secured Promissory Note issued to the Series B Holders.(3)
4.4	Form of Stock Purchase Warrant to be issued to the Series B Holders.(3)
4.5	Certificate of Designations, Preferences and Rights of Series C Convertible Preferred Stock, as filed with the Secretary of State of the State of Delaware on November 15, 2002.(3)
4.6	Securities Purchase Agreement, dated as of November 14, 2002, by and among ViroLogic, Inc. and each of the Purchasers.(3)
4.7	Exchange Agreement, dated as of November 14, 2002, by and among ViroLogic Inc. and each of the Purchasers.(3)
4.8	Security Agreement, dated as of November 19, 2002 by and among ViroLogic, Inc. and SDS Merchant Fund, L.P. (as collateral agent for the benefit of the holders of the Notes).(3)
4.9	Intellectual Property Security Agreement, dated as of November 19, 2002 by and among ViroLogic, Inc. and SDS Merchant Fund, L.P. (as collateral agent for the benefit of the holders of the Notes).(3)
4.10	Stock Purchase Agreement, dated as of November 14, 2002, by and among ViroLogic, Inc. and Pfizer Ireland Pharmaceuticals.(3)
4.11	Registration Rights Agreement, dated as of November 19, 2002, by and among ViroLogic, Inc. and each of the Purchasers.(3)
4.12	Form of Stock Purchase Warrant issued to Leerink Swann & Company.(4)
4.13	Form of Stock Purchase Warrant issued to UBS Warburg.(4)
5.1	Opinion of Cooley Godward LLP.(1)
23.1	Consent of Ernst & Young LLP, Independent Auditors.(1)(5)
23.2	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1	Power of Attorney. (1)

(1)	Previously filed as an exhibit to this Registration Statement.

(2)	Filed as an exhibit to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.

(3)	Filed as an exhibit to our Current Report on Form 8-K filed with the SEC on November 25, 2002, and incorporated herein by reference.

(4)	Filed as an exhibit to our Registration Statement on Form S-3 (No. 333-102273) filed with the SEC on December 30, 2002, and incorporated herein by reference.

(5)	Registrant will file an updated consent by pre-effective amendment to this Registration Statement concurrent with the earlier of (i) the filing of a pre-effective amendment to this Registration Statement to include within the prospectus contained herein Registrant’s audited financial statements for the fiscal year ended December 31, 2002, or (ii) following the filing by the Registrant of its Annual Report on Form 10-K for the year ended December 31, 2002.